EXHIBIT 99.30

AMALGAMATION AGREEMENT

AMONG:

UNIVERSAL MCLOUD CORP.

-and-

FULCRUM AUTOMATION TECHNOLOGIES LTD.

-and-

2199027 ALBERTA LTD.

AMALGAMATION AGREEMENT		1
ARTICLE 1 INTERPRETATION		4
1.1	Definitions	4
1.2	Interpretation Not Affected by Headings, etc.	10
1.3	Number, etc	10
1.4	Date for Any Action	10
1.5	Entire Agreement	10
1.6	Currency	11
1.7	Accounting Matters	11
1.8	Knowledge	11
1.9	Disclosure in Writing	11
1.1	References to Legislation	11
1.11	Incorporation of Schedules	11
ARTICLE 2 THE AMALGAMATION		11
2.1	Pre-Amalgamation	11
2.2	Amalgamation	11
2.3	Steps to be taken by Fulcrum	14
2.4	Steps to be taken by mCloud	14
2.5	Fulcrum Board Recommendations	15
2.6	Dissenting Shareholders	15
2.7	Continuous Service of Employees and Contractors	15
2.8	Escrow Restrictions	16
2.9	Second Stage Transaction	16
ARTICLE 3 COVENANTS		18
3.1	Covenants of Fulcrum	18
3.2	Non-Solicitation	20
3.3	Covenants of mCloud and AcquisitionCo.	21
3.4	Mutual Covenants	22
3.5	Access to Information	22
3.6	Pre-Acquisition Reorganizations	23
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		24
4.1	Representations and Warranties of Fulcrum	24
4.2	Representations and Warranties of mCloud and AcquisitionCo.	31
ARTICLE 5 CONDITIONS PRECEDENT		36
5.1	Mutual Conditions Precedent	36

5.2	Conditions to Obligation of Fulcrum	37
5.3	Conditions to Obligation of mCloud and AcquisitionCo	38
5.4	Notice and Effect of Failure to Comply with Conditions	39
5.5	Satisfaction of Conditions	40
ARTICLE 6 NOTICES		40
6.1	Notices	40
ARTICLE 7 AMENDMENT AND TERMINATION OF AGREEMENT		41
7.1	Amendment	41
7.2	Termination	41
ARTICLE 8 GENERAL		42
8.1	Binding Effect	42
8.2	Assignment	42
8.3	Privacy Matters	42
8.3	Disclosure	43
8.4	Costs	44
8.5	Severability	44
8.6	Further Assurances	44
8.7	Time of Essence	44
8.8	Governing Law	44
8.9	Waiver	44
8.1	Counterparts	44
EXHIBIT "A" ARTICLES OF AMALGAMATION		A
SCHEDULE "A"		2
SCHEDULE "B"		3
SCHEDULE "C"		4
EXHIBIT "B"		B

THIS AMALGAMATION AGREEMENT dated as of the 12th day of June, 2019.

AMONG:

UNIVERSAL MCLOUD CORP., a corporation incorporated under the laws of the Province of British Columbia ("mCloud")

AND

FULCRUM AUTOMATION TECHNOLOGIES LTD. a

corporation incorporated under the laws of the Province of Ontario ("Fulcrum")

AND

2199027 ALBERTA LTD. a corporation incorporated under the laws of the Province of Alberta ("AcquisitionCo")

WHEREAS upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to effect a business combination transaction whereby, among other things, Fulcrum and AcquisitionCo shall amalgamate and continue as one corporation in accordance with the terms and conditions hereof;

AND WHEREAS AcquisitionCo is a wholly-owned subsidiary of mCloud and mCloud desires that AcquisitionCo amalgamate with Fulcrum in accordance with the terms and conditions hereof;

AND WHEREAS the Parties agree that mCloud will, subject to the terms of this Agreement: (i) advance funds to Fulcrum to enable Fulcrum to pay a portion of the full Cash Consideration payable to the former shareholders of Autopro under the terms of the Autopro Agreement as described in Section 2.1 of this Agreement; and (ii) issue a total 60,000,000 mCloud Shares to the former holders of Fulcrum Shares (including the former shareholders of Autopro) as described in subsection 2.2(j)(i) of this Agreement;

AND WHEREAS the Fulcrum Board has unanimously: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of Fulcrum and the Fulcrum Shareholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Fulcrum Shareholders vote in favour of the transactions contemplated by this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the following meanings:

(a)	"Acquisition Proposal" means any inquiry or the making of any proposal to Fulcrum or the Fulcrum Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Fulcrum or the Fulcrum Shareholders of any of the securities of Fulcrum; (ii) any acquisition of a substantial amount of the assets of Fulcrum; (iii) an amalgamation, arrangement, merger, combination or consolidation involving Fulcrum; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Fulcrum; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Amalgamation or which would or could reasonably be expected to materially reduce the benefits to mCloud under this Agreement or the Amalgamation;

(b)	"Act" means the Business Corporations Act (Alberta), as from time to time amended or re-enacted;

(c)	"affiliate" means, in respect of a Person, any other Person which controls or is controlled by such Person, or which is controlled by a Person who controls such other Person, and “control” or any derivative thereof means the power to direct or cause the direction, other than by way of security, of the management and policies of the other Person, whether directly or indirectly, through one or more intermediaries or otherwise, and whether by virtue of the ownership of shares or other equity interests, the holding of voting rights or contractual rights, or partnership interests or otherwise. For certainty, a partnership which is comprised of corporations which are Affiliates, as described above, shall be deemed to be an Affiliate of each such corporation and its other Affiliates;

(d)	"Agreement", "herein", "hereof', "hereto", "hereunder" and similar expressions mean and refer to this Agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(e)	"Agreement Date" means the date hereof;

(f)	"Amalco" means the continuing corporation arising as a result of the Amalgamation;

(g)	"Amalco Shares" means common shares of Amalco provided for in the Articles of Amalgamation;

(h)	"Amalgamation" means the amalgamation of Fulcrum and Acquisition Co contemplated by this Agreement;

(i)	"Amalgamation Resolution" means the special resolution of Fulcrum Shareholders to approve the Amalgamation;

(j)	"Applicable Laws" means, in relation to any Person, transaction or event, all applicable laws, statutes, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings or awards, and conditions of any grant of approval, permission, certification, consent, registration, authority or licence by any Governmental Authority, by which such Person is bound or having application to the transaction or event in question;

(k)	"Articles of Amalgamation" means the articles of amalgamation of Amalco substantially in the form set out in Exhibit "A" hereto;

(l)	"ASPE" means Accounting Standards for Private Enterprises as defined in the CPA Canadian Handbook - Accounting Part II published by the Chartered Professional Accountants of Canada from time to time;

(m)	"Autopro" means Autopro Automation Consultants Ltd.;

(n)	"Autopro Agreement" means the share purchase and sale agreement dated as of the date hereof among Autopro, Fulcrum and the Principal Vendors relating to the sale of the shares of Autopro to Fulcrum.

(o)	"Business Day" means any day on which commercial banks are open for business in Calgary, Alberta or Toronto, Ontario, but does not in any event include a Saturday, Sunday or a statutory holiday under Applicable Law in Calgary, Alberta or Toronto, Ontario;

(p)	"Cash Consideration" has the meaning ascribed thereto in the Autopro Agreement;

(q)	"Certificate" means the certificate of amalgamation issued by the Registrar pursuant to the Act giving effect to the Amalgamation;

(r)	"Claims" means, in relation to any Person, any and all claims, actions, liens, demands, lawsuits, suits, judgements, awards, decrees, determinations, adjudications, orders or actions by any Governmental Authority, proceedings, arbitrations, mediations or hearings of every kind, nature or description brought against or suffered, sustained or incurred by such Person, in each case whether based on contract, tort, statute or other legal or equitable theory of recovery;

(s)	"Closing Time" means the effective date and time of the closing of the transactions under the Autopro Agreement;

(t)	"Confidentiality Agreements" means means (i) the confidentiality agreement dated April 1, 2019 between mCloud and Autopro and (ii) the confidentiality agreement dated April 1, 2019 between Fulrcum and Autopro;

(u)	"Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option or other commitment or undertaking, whether written or oral;

(v)	"Corporate Records" means the corporate records of Fulcrum, including all constating documents and by-laws of Fulcrum, all minutes of meetings and resolutions of shareholders and directors (and any committees), all notices filed with Governmental Authorities under applicable corporate laws, and all securities registers;

(w)	"Depositary" means the agent designated prior to the Effective Time by mCloud for the purpose of receiving the deposit of certificates formerly representing Fulcrum Shares;

(x)	"Effective Date" means the date the Amalgamation becomes effective under the Act;

(y)	"Effective Time" means the time at which the Articles of Amalgamation are filed with the Registrar on the Effective Date;

(z)	"Employee Plans" means, with respect to a Party, all the employee benefit, fringe benefit, supplemental unemployment benefit, deferred compensation, bonus, incentive, profit sharing, notice, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to current or former employees, consultants or other service providers, officers or directors of the Party maintained, sponsored or funded by the Party, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than government – sponsored employment insurance, workers' compensation, parental insurance, health insurance or pension plans.

(aa)     "Encumbrances" means any lien, mortgage, security interest, pledge, hypothecation or similar encumbrance;

(bb)     "Encumbrance Discharge" means, with respect to an Encumbrance (which is not a Permitted Encumbrance) affecting all or a portion of Fulcrum's assets or the Fulcrum Shares: (i) one or more registrable discharges executed by the holder of such Encumbrance which results in a discharge of such Encumbrance; or (ii) where such Encumbrance is not specifically registered against or in respect of any such assets or Fulcrum Shares, a letter of no interest in a form acceptable to mCloud, acting reasonably, executed by the holder of the Encumbrance wherein the holder releases all such Encumbrances and acknowledges it has no interest in such assets or Fulcrum Shares;

(cc)     "Escrow Restrictions" has the meaning ascribed thereto in Section 2.8 hereof; (dd)     "Fulcrum Board" means the board of directors of Fulcrum;

(ee)     "Fulcrum Disclosure Letter" means the letter addressed to mCloud dated and delivered as of the date hereof;

(ff)     "Fulcrum Shareholders" mean registered holders of issued and outstanding Fulcrum Shares at the relevant time;

(gg)     "Fulcrum Shares" means the Class A common shares in the capital of Fulcrum, at the relevant time;

(hh)     "Governmental Authority" means any: (i) federal, national, provincial, territorial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, tribunal, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over the shareholders of Fulcrum, mCloud, Fulcrum, the Fulcrum Shares, Fulcrum's assets or the Amalgamation;

(ii)	"Holding Companies" means Online Instrumentation Ltd., R.W. Beattie Holdings Ltd., Wayforward Technologies Inc. and 1032614 Alberta Ltd.;

(jj)     "IFRS" means international financial reporting standards (IFRS) for public companies in Canada published by the Chartered Professional Accountants of Canada from time to time, as in effect on the date of any statement, report, or determination that purports to be, or is required to be, prepared or made in accordance with IFRS, and all references herein to financial statements prepared in accordance with IFRS shall mean in accordance with IFRS consistently applied throughout the periods to which reference is made;

(kk)     "Income Tax Act" means the Income Tax Act (Canada);

(ll)     "Intellectual Property" means, in respect of a Party: (i) any trademarks, trade names, business names, brand names, domain names, website names and world wide web addresses, service marks, logos, computer software, computer programmes, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulae, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor, (iii) other intellectual or industrial property, domestic or foreign, in each case, owned or used by the Party, and (iv) various formulae, spread sheets, parts lists, interchange lists and similar information which the Party has developed for its sole use and which are considered by the Party to be proprietary;

(mm)     "Letter of Intent" means the letter of intent between mCloud and Fulcrum dated April 23, 2019;

(nn)     "Material Adverse Change" or "Material Adverse Effect" means, in respect of a Party, any event, change, or effect that is, or is reasonably be expected to be, materially adverse to the business, operations, assets, cash flow, liabilities, capitalization or condition (financial or otherwise) or prospects of the Party and its operations, taken as a whole, other than any event, change or effect relating to or resulting from: (i) general economic, financial, currency exchange, or securities prices in Canada or elsewhere including conditions in U.S., European or global capital, credit or financial markets generally; (ii) acts of God, calamities, national or international political or social conditions, including the engagement of hostilities by or with any other country which have commenced or worsened after the date hereof; or (iii) any action or inaction taken by a Party that is made at the request of the other Party in writing or that is consented to by the other Party in this Agreement or expressly in writing;

(oo)     "Material Contract" means, in respect of mCloud, a Contract defined as a 'material contract' in mCloud's Public Record under applicable Canadian securities laws or otherwise referred to in mCloud’s Public Record as a contract to which mCloud is a party;

(pp)     "mCloud Board" means the board of directors of mCloud;

(qq)     "mCloud Financial Statements" means the audited comparative consolidated financial statements of mCloud as at and for the year ended December 31, 2017 and 2018, in each case together with the notes thereto and, where applicable, the auditors' report thereon;

(rr)     "mCloud Shares" means the common shares in the capital of mCloud; (ss)     "Outside Date" means July 31, 2019;

(tt)     "parties" means, collectively, mCloud, AcquisitionCo and Fulcrum, and "party" means any one of them;

(uu)     "Permits" means permits, licenses, approvals and authorizations issued or granted by Governmental Authorities or pursuant to Applicable Law in conjunction with the ownership, maintenance, operation or use of any of Fulcrum's assets, or in respect of the Fulcrum Shares, as applicable;

(vv)     "Principal Vendors" means Bob Beattie of Grande Prairie, Alberta and Mike Lane of Grande Prairie, Alberta;

(ww)     "Pre-Acquisition Reorganizations" has the meaning specified in Section 3.6.

(xx)     "Public Record" means all information filed by mCloud since December 31, 2016 with any securities commission or similar regulatory authority in Canada in compliance, or intended compliance, with any applicable securities laws;

(yy)     "Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(zz)     "Representatives" means, in respect of either mCloud or Fulcrum, as the case may be, such party's officers, directors, employees, advisors, representatives and agents;

(aaa)    "Returns" mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(bbb)    "Securityholder Agreement" means an agreement in the form attached as Schedule "D" to be executed by each Fulcrum Shareholder, mCloud, AcquisitionCo and Fulcrum whereby such Fulcrum Shareholder: (i) executes the Amalgamation Resolution, and (ii) waives dissent rights arising in connection with the Amalgamation and other transactions contemplated in this Agreement, and (iii) agrees to be bound by the Escrow Restrictions;

(ccc)    "subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta);

(ddd)    "Taxes" means with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, license taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority, and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes;

(eee)	"Termination Date" means the date of termination of this Agreement pursuant to the terms hereof;

(fff)  "Transaction" has the meaning set forth in the Autopro Agreement; (ggg) "TSXV" means the TSX Venture Exchange;

(hhh)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(iii)	"U.S. Person" means "U.S. person" as defined in Regulation S under the U.S. Securities Act;

(jjj)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as from time to time amended; and

(kkk)	"U.S. Securities Act" means the United States Securities Act of 1933, as from time to time amended.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibits "A" and "B" hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement

This Agreement, the Securityholder Agreements and where applicable, the Autopro Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof, including the Letter of Intent.

1.6	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.8	Knowledge

Any reference herein to the knowledge or awareness of the a Party will be deemed to mean the actual knowledge of the chief executive officer and chief financial officer of a Party, as the case may be and the knowledge which they would have had if they had made reasonable inquiries into the relevant subject matter, including in their capacities as directors and officers of such Party.

1.9	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of mCloud, include disclosure to mCloud or its Representatives, or in the case of Fulcrum, include disclosure to Fulcrum or its Representatives.

1.10	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11	Incorporation of Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof:

Exhibit "A" Articles of Amalgamation

Exhibit "B" Form of Securityholder Agreement

ARTICLE 2

THE AMALGAMATION

2.1	Pre-Amalgamation

The Parties agree and acknowledge that on or prior to the Effective Date, assuming satisfaction and/or waiver by mCloud of all conditions precedent set forth in Sections 5.1 and 5.3, mCloud will advance its share of the Cash Consideration to Fulcrum or as otherwise directed by Fulcrum in writing.

2.2	Amalgamation

Subject to the terms and conditions of this Agreement, Fulcrum and AcquisitionCo shall amalgamate pursuant to the provisions of Section 181 of the Act and continue as Amalco in accordance with the following:

(a)	Timing. The Parties shall cause: (i) the Pre-Acquisition Reorganizations contemplated by subsection 3.6(a)(ii) to be effective immediately following the Closing Time; and (ii) the Amalgamation to be completed immediately thereafter.

(b)	Name. The name of Amalco shall be "Autopro Automation Ltd." or such other name as Autopro, Fulcrum and mCloud may agree.

(c)	Registered Office. The registered office of Amalco shall be located at Suite 1600, 333

– 7th Ave S.W., Calgary, Alberta T2P 2Z1.

(d)	Authorized Capital. Amalco shall be authorized to issue an unlimited number of shares designated as common shares which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation attached as Exhibit "A" hereto.

(e)	Number of Directors. The minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be eleven (11).

(f)	First Directors. The number of first directors of Amalco shall be three (3). The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	Address

Michael A. Sicuro	550-510 Burrard Street
Vancouver, BC V6C 3A8

Costantino Lanza	550-510 Burrard Street
Vancouver, BC V6C 3A8

Chantal Schutz	550-510 Burrard Street
Vancouver, BC V6C 3A8

The first directors shall hold office until the first annual or general meeting of the shareholders of Amalco or until their successors are duly appointed or elected. The subsequent director(s) shall be elected each year thereafter as provided for in the by-laws of Amalco. The management and operation of the business and affairs of Amalco shall be under the control of the director(s) as constituted from time to time.

(g)	Effect of Certificate of Amalgamation. On the Effective Date, the Amalgamation of Fulcrum and AcquisitionCo and their continuance as one corporation shall become effective; the property of each of Fulcrum and AcquisitionCo shall continue to be the property of Amalco; Amalco shall continue to be liable for the obligations of each of Fulcrum and AcquisitionCo; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either Fulcrum or AcquisitionCo may be continued to be prosecuted by or against Amalco; a conviction against, or filing, order or judgment in favour of or against, either Fulcrum or AcquisitionCo may be enforced by or against Amalco; and the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate shall be deemed to be the Certificate of Incorporation for Amalco.

(h)	Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on.

(i)	Articles of Amalgamation and By-laws. The Articles of Amalgamation of Amalco shall be substantially in the form set forth in Exhibit "A". The by-laws of Amalco shall be the existing by-laws of AcquisitionCo.

(j)	General Effects of the Amalgamation. On the Effective Date:

(i)	subject to subsections 2.2(j)(iii), each Fulcrum Shareholder shall receive that number of fully paid and non-assessable mCloud Shares calculated as follows:

(Number of Fulcrum Shares held by such Fulcrum Shareholder) * (60,000,000) / 125,000,000), following which all such Fulcrum Shares shall be cancelled;

(ii)	mCloud shall receive one (1) fully paid and non-assessable Amalco Share for each one (1) AcquisitionCo common share held by mCloud, following which all such AcquisitionCo common shares shall be cancelled;

(iii)	no fractional mCloud Shares shall be issued to holders of Fulcrum Shares; in lieu of any fractional entitlement, the number of mCloud Shares issued to each former holder of Fulcrum Shares shall:

(A)	where such fractional interest is less than 0.5, be rounded down to the next lesser whole number of mCloud Shares; and
(B)	where such fractional interest is equal to or greater than 0.5, be rounded up to the next whole number of mCloud Shares (subject in each case to only one (1) rounding per Fulcrum Shareholder);

(iv)	mCloud shall add an amount to the paid-up capital maintained in respect of the mCloud Shares equal to the aggregate paid-up capital for income tax purposes of the Fulcrum Shares immediately prior to the Amalgamation; and

(v)	Amalco shall add an amount to the paid-up capital maintained in respect of the Amalco Shares such that the paid-up capital of the Amalco Shares shall be equal to the aggregate paid-up capital for income tax purposes of the AcquisitionCo common shares and Fulcrum Shares immediately prior to the Amalgamation.
(k)	Share Certificates, etc. On the Effective Date:

(i)	subject to subsection 2.2(j), the Fulcrum Shareholders shall cease to be holders of Fulcrum Shares and shall deemed to be the registered holders of the mCloud Shares to which they are entitled, calculated in accordance with the provisions hereof, and, subject to subsection 2.2(l), the holders of share certificates representing such Fulcrum Shares may surrender such certificates to the Depositary and, upon such surrender, shall be entitled to receive share certificates representing the number of mCloud Shares to which they are so entitled; and

(ii)	mCloud, as the registered holder of AcquisitionCo common shares shall be deemed to be the registered holder of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof, and may surrender the certificates representing such shares to Amalco and, upon such surrender, shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof.

(l)	Stale Certificates. Any certificate formerly representing Fulcrum Shares which is not deposited with the Depository on or prior to the fourth (4th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever.

2.3	Steps to be taken by Fulcrum

(a)	Fulcrum covenants in favour of mCloud that Fulcrum shall:

(i)	use commercially reasonable efforts to obtain an executed copy (or copies) of executed Securityholder Agreements (including the Amalgamation Resolution) from all Fulcrum Shareholders, as soon as reasonably practicable and in any event, on or before July 26, 2019.

(b)	Subject to obtaining the approval of the Fulcrum Shareholders to the Amalgamation, Fulcrum agrees that it shall, with the co-operation and participation of mCloud, use its reasonable commercial efforts to make such arrangements with the Registrar as may be necessary or desirable to permit: (i) the filing with the Registrar of the Articles of Amalgamation to be made effective at 12:01 (a.m.) Alberta time on the Effective Date (and in any event, on or before the Outside Date), and (ii) the obtaining of the Certificate in that regard.

(c)	In the event that there is a failure to obtain, or if mCloud reasonably anticipates that there shall be a failure to obtain, a consent, order or other approval of a Governmental Authority required in connection with the Amalgamation, then Fulcrum shall, upon the request of mCloud, use its reasonable commercial efforts to assist mCloud to successfully implement and complete any alternative transaction structure that does not have material negative financial consequences for either party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.3(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the parties hereto shall, upon the reasonable request of any party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

2.4	Steps to be taken by mCloud

(a)	mCloud agrees that, on the Effective Date and subject to the satisfaction or waiver of the conditions herein contained in favour of mCloud, mCloud shall provide to the Depositary the 60,000,000 mCloud Shares issuable pursuant to the Amalgamation so as to permit the Depositary to make all payments to Fulcrum Shareholders as contemplated herein.

(b)	Subject to obtaining the approval of the Fulcrum Shareholders to the Amalgamation, mCloud agrees that it shall, with the co-operation and participation of Fulcrum, use its reasonable commercial efforts to make such arrangements with the Registrar as may be necessary or desirable to permit: (i) the filing with the Registrar of the Articles of Amalgamation to be made effective at 12:01 (a.m.) Alberta time on the Effective Date (and in any event, on or before the Outside Date), and (ii) the obtaining of the Certificate in that regard.

(c)	In the event that there is a failure to obtain, or if Fulcrum reasonably anticipates that there shall be a failure to obtain, a consent, order or other approval of a Governmental Authority required in connection with the Amalgamation, then mCloud shall, upon the request of Fulcrum, use its reasonable commercial efforts to assist Fulcrum to successfully implement and complete any alternative transaction structure that does not have material negative financial consequences for either party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.4(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the parties hereto shall, upon the reasonable request of any party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modification.
2.5	Fulcrum Board Recommendations

(a)	Fulcrum represents that the Fulcrum Board has unanimously determined that:

(i)	the Amalgamation is fair from a financial point of view to the Fulcrum Shareholders and is in the best interests of Fulcrum and its shareholders; and

(ii)	the Fulcrum Board shall unanimously recommend that Fulcrum Shareholders vote in favour of the Amalgamation, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b)	Fulcrum represents that its officers and directors have advised it that, as at the date hereof, they intend to vote any Fulcrum Shares held by them in favour of the Amalgamation Resolution.

2.6	Dissenting Shareholders

(a)	The Parties agree and acknowledge that each Fulcrum Shareholder will waive any dissent rights in conjunction with providing their approval to the Amalgamation Resolution and their Securityholder Agreement, which they might otherwise have under Section 191 of the Act.

2.7	Continuous Service of Employees and Contractors

(a)	The Parties agree that the service of all Autopro employees and independent contractors shall be deemed to be continuous and uninterrupted as a result of the closing of the transactions under the Autopro Agreement and the Amalgamation, such service continuing on the same terms and conditions (including the recognition of existing seniority) and with the same benefits as existed immediately prior to the closing of the transactions under the Autopro Agreement, except in respect of personnel who enter into employment agreements or service contracts with Amalco (or mCloud) post-closing of the transactions under the Autopro Agreement which provide otherwise, in which case the terms of their service with Amalco (or mCloud) shall be governed by their respective employment agreements or service contracts.

2.8	Escrow Restrictions

The mCloud Shares issued to the former holders of Fulcrum Shares pursuant to the Amalgamation set forth herein shall be subject to voluntary escrow restrictions as summarized below and as set forth definitively in the Securityholder Agreements:

(a)	34% of the mCloud Shares shall become free trading on the date that is 6 months following the Effective Date;

(b)	33% of the mCloud Shares shall become free trading on the date that is 12 months following the Effective Date; and

(c)	33% of the mCloud Shares shall become free trading on the date that is 18 months following the Effective Date;

(collectively, the "Escrow Restrictions") Provided that:

(d)	Such trading restrictions will not apply to share transfers among former holders of Autopro Shares set forth in the schedules to the Autopro Agreement or to any current Autopro employee or former Autopro employee now employed by mCloud or Fulcrum;

(e)	For a period of 24 months from the Effective Date, in order to preserve an orderly market in mCloud Shares on the TSXV, in respect of any permitted trades of mCloud Shares, subject to the above Escrow Restrictions, mCloud shall be provided 15 days’ prior written notice to secure a potential buyer for the mCloud Shares before they are traded on the TSXV or on any other market; and

(f)	For a period of 24 months following the Effective Date, each of the Principal Vendors agrees, provided (i) volume information regarding the trading of mCloud Shares is reasonably accessible, and (ii) all other material insider owners of mCloud Shares (including company executives and owners related to Fulcrum) are subject to the same contractual restrictions, not to trade mCloud Shares on any open market on any particular trading day that would account for more than 20% of the total volume of mCloud Shares traded in any particular trading week since the Effective Date.

2.9	Second Stage Transaction

(a)	If mCloud and Fulcrum obtain Securityholder Agreements executed by holders of more than 66 2/3% but fewer than 100% of Fulcrum Shares (the "Minimum Condition"), mCloud agrees to use all commercially reasonable efforts to acquire, and Fulcrum agrees to use all commercially reasonable efforts to assist mCloud in acquiring, the balance of the Fulcrum Shares by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (a "Second Stage Transaction") carried out for consideration per Fulcrum Share that: (i) consists of the same form of consideration paid pursuant to this Agreement; and (ii) in respect of each such form of consideration, is not less than the consideration paid pursuant to this Agreement. Nothing herein will be construed to prevent mCloud from acquiring, directly or indirectly, additional Fulcrum Shares in privately negotiated transactions, in a take-over bid, tender or exchange offer, or otherwise in accordance with Applicable Laws (including by way of compulsory acquisition) following completion of the Minimum Condition.

(b)	Without limiting the above, Fulcrum and mCloud agree that if mCloud is required to effect a Second Stage Transaction which requires approval of Fulcrum's shareholders at a meeting of Fulcrum's shareholders, Fulcrum shall take all action necessary in accordance with Applicable Laws and the constating documents of Fulcrum to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by mCloud. In the event of such a meeting or meetings, Fulcrum shall use all commercially reasonable efforts to mail to its shareholders an Information Circular with respect to the meeting of Fulcrum's shareholders. The term "Information Circular" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to Fulcrum's shareholders and all amendments or supplements thereto, if any. mCloud and Fulcrum each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by mCloud and Fulcrum for use in the Information Circular, on both the date the Information Circular is first mailed to Fulcrum's shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all requirements of Applicable Laws. mCloud and Fulcrum each agree to correct promptly any such information provided by it for use in any Information Circular which shall have become false or misleading.

ARTICLE 3
COVENANTS

3.1	Covenants of Fulcrum

Except (i) as required to give effect to the transactions contemplated in this Agreement and the Autopro Agreement and (ii) share issuances require to ensure that Fulcrum has 50,000,000 Class A common shares issued prior to the issuance of the Share Consideration (as such term is defined in the Autopro Agreement), Fulcrum shall not, without the prior written consent of mCloud, not to be unreasonably withheld or delayed:

(a)	conduct its business outside of the usual and ordinary course of business consistent with past practices and Fulcrum shall consult with mCloud in respect of its ongoing business and affairs and keep mCloud apprised of all material developments relating thereto;

(b)	make any commitment or propose, initiate or authorize any single capital expenditure with respect to Fulcrum's assets if Fulcrum's share thereof is in excess of twenty-five thousand dollars ($25,000), except in case of an emergency or to prevent loss of life or injury to persons, damage to or loss of property;

(c)	abandon any of Fulcrum's assets, except where the rights of Fulcrum Shares thereto have expired or terminated in accordance with the terms of the applicable Contract, or (ii) surrender any of Fulcrum's assets;

(d)	amend, change or otherwise modify (or agree to do so), or violate the terms, of any Contract;

(e)	sell, lease, license, encumber or otherwise dispose of any of its properties or assets;

(f)	settle any Claims;

(g)	amend its constating documents, or declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of Fulcrum Shares or otherwise in relation to Fulcrum;

(h)	split, combine or reclassify any Fulcrum Shares, as applicable, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Fulcrum Shares, or as applicable, repurchase, redeem or otherwise acquire, directly or indirectly, any Fulcrum Shares (or options, warrants or other rights exercisable therefor);

(i)	issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of Fulcrum Shares or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any Fulcrum Shares or other convertible securities;

(j)	(i) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, combination or reorganization of Fulcrum or incorporate a subsidiary of Fulcrum; (ii) pursue or announce any acquisition by Fulcrum of all or substantially all the assets or securities of any other Person or make any material change to Fulcrum's business, capital or affairs; (iii) reduce Fulcrum's stated capital; (iv) pay, discharge or satisfy any material claims, liabilities or obligations of Fulcrum other than in the ordinary course of business consistent with past practice; or (v) enter into or modify any contract or arrangement with respect to any of the foregoing;

(k)	Fulcrum shall not, directly or indirectly: (i) sell, pledge, dispose of or encumber any asset(s) of Fulcrum having a value greater than $25,000; (ii) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors pursuant to existing arrangements, payment of account payables or as otherwise contemplated in this Agreement; (iv) authorize, recommend or propose any release or relinquishment of any material contract right; (v) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, government land concession or other material document; or (vi) authorize any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(l)	make any payment from Fulcrum to any director, officer or consultant outside of their ordinary and usual compensation for services provided excepting Agreement-related legal, tax and agent fees to arm’s length parties (for certainty, which amounts Fulcrum shall pay in full prior to the Effective Time);

(m)	Fulcrum shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or arrangement for any directors, officers or employees; (iv) advance any loan to any officer, director or any other party not at arm's length to Fulcrum; or (v) take any action with respect to the grant of any new, or any amendment to any existing, arrangements for severance, termination or retention pay with any officer or employee arising from the consummation of this Agreement or a change of control of Fulcrum or otherwise, or with respect to any increase of benefits payable under its current severance, termination or retention pay policies;

(n)	Fulcrum shall not adopt or amend or make any Employee Plan;

(o)	Fulcrum shall use its commercially reasonable efforts to cause, effective at the Effective Date, the resignation of each of the directors of Fulcrum and Fulcrum shall cooperate with mCloud to provide an orderly transition of control and management of Fulcrum;

(p)	Fulcrum shall not take any action, refrain from taking any action, nor permit any action to be taken or not taken, in each case inconsistent with this Agreement, which might directly or indirectly interfere with or negatively affect the consummation of the transactions contemplated by this Agreement;

(q)	Fulcrum shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(r)	Fulcrum shall promptly notify mCloud in writing of: (i) any material change (actual, anticipated or, to the knowledge of Fulcrum, contemplated or threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Fulcrum; or (ii) any change that is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Fulcrum shall in good faith discuss with mCloud any change in circumstances (actual, anticipated or to the knowledge of Fulcrum contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to mCloud pursuant to this provision;

(s)	Fulcrum shall make all necessary filings and applications under applicable Laws required to be made on the part of Fulcrum in connection with the transactions contemplated hereby and shall take all reasonable action necessary to be in compliance with such Laws;

(t)	Fulcrum shall furnish promptly to mCloud’s counsel any requests from any Governmental Entity or other regulatory authority for any information in respect of the business, operations, financial condition or assets of Fulcrum or any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated);

with respect to Fulcrum: (i) other than in the ordinary course of business, grant any officer, director or consultant any compensation in any form; or (ii) advance or forgive any loan to any officer, director or any other party not at arm's length; and

(u)	allow Fulcrum's current insurance (or re-insurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse.

3.2	Non-Solicitation

(a)	Fulcrum shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any Person conducted prior to the date hereof by Fulcrum, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal. Fulcrum shall promptly send a letter to each Person who has entered into a confidentiality agreement with Fulcrum in connection with the consideration by any such Person of a business combination or similar transaction involving Fulcrum, requiring all materials provided to such Person by Fulcrum to be destroyed or returned to Fulcrum or its agents or advisors and Fulcrum shall use reasonable commercial efforts to ensure that such requests are honoured.

(b)	Fulcrum shall not, directly or indirectly, through any officer, director, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal.

3.3	Covenants of mCloud and AcquisitionCo.

mCloud and AcquisitionCo agree that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	mCloud shall use reasonable commercial efforts to ensure that it has available funds to permit the payment of the amount which may be required under the Autopro Agreement having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(b)	mCloud and AcquisitionCo shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Amalgamation;

(c)	mCloud and AcquisitionCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(d)	mCloud shall promptly notify Fulcrum in writing of any Material Adverse Change in respect of mCloud (or any condition, event or development involving a prospective change that might in result in a Material Adverse Change or have a Material Adverse Effect to mCloud) or of any change in any representation or warranty provided by mCloud or AcquisitionCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading in any material respect and mCloud shall in good faith discuss with Fulcrum any change in circumstances (actual, anticipated, contemplated, or to the knowledge of mCloud threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fulcrum pursuant to this provision;

(e)	mCloud and AcquisitionCo shall each use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of mCloud as applicable;

(f)	mCloud shall not take or permit any action to be taken by or on behalf of mCloud, AcquisitionCo or Amalco to terminate or adversely affect the "run off" directors' and officers' liability insurance described in subsection 11.12 of the Autopro Agreement;

(g)	mCloud shall obtain and maintain errors and omissions professional liability insurance for a 10 year period commencing on the Closing Time with "full retroactive coverage" and with Autopro listed as an insured former firm;

(h)	mCloud and AcquisitionCo shall make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of mCloud and AcquisitionCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in material compliance with such laws and regulations; and

(i)	mCloud shall furnish promptly to Fulcrum or Fulcrum's counsel any material requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of mCloud or AcquisitionCo or any material third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect mCloud or its properties or assets in a material way.

3.4	Mutual Covenants

(a)	From the date hereof until the Effective Date, each of Fulcrum, AcquisitionCo and mCloud shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Amalgamation, including using reasonable commercial efforts;

(i)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)	to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(iii)	to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Amalgamation, and each of Fulcrum, AcquisitionCo and mCloud shall use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this Section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers and directors of mCloud and Fulcrum, subject in all cases to the Confidentiality Agreement(s).

3.5	Access to Information

From and after the date hereof, Fulcrum shall provide mCloud and its Representatives access, during normal business hours and at such other time or times as mCloud may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to mCloud all information concerning its business, properties and personnel as mCloud may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit mCloud to be in a position to expeditiously and efficiently integrate the business and operations of Fulcrum with those of mCloud immediately upon but not prior to the Effective Time. Fulcrum agrees to keep mCloud fully apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Fulcrum. Fulcrum shall confer with and obtain mCloud's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

Without limiting the generality of any of the other provisions of this Agreement, Fulcrum shall make available to mCloud all other land, legal, title documents and related files, books, papers, financial information and pertinent documents or agreements.

In addition, each of the parties agrees to:

(a)	permit the legal and professional representatives and agents of the other full access to such other’s books, records and documents, provided that the disclosing party is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(b)	endeavour to include in the information furnished to the other, or obtained by the other in the course of the aforesaid investigations, all information which would reasonably be considered to be relevant for the purposes of the other’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

The parties acknowledge and agree that all information provided by one party to the other pursuant to this Section 3.5 shall remain subject to the provisions of the Confidentiality Agreements.

3.6	Pre-Acquisition Reorganizations

(a)	Subject to Section 3.6(b), Fulcrum agrees to perform the following transactions prior to the Effective Time:

(i)	Fulcrum shall have continued its corporate existence from the Province of Ontario into the Province of Alberta under the applicable requirements of the Business Corporations Act (Ontario) and the Business Corporations Act (Alberta); and

(ii)	Fulcrum shall have completed vertical amalgamations with each of the Holding Companies under Section 184(1) of the Business Corporations Act (Alberta),

(collectively, the "Pre-Acquisition Reorganizations")

(b)	Fulcrum will not be obligated to participate in any Pre-Acquisition Reorganization under Section 3.6(a)(ii) unless:

(i)	such Pre-Acquisition Reorganization can be completed immediately prior to the Effective Time, and can be unwound prior thereto in the event that this Agreement is terminated for any reason prior to the Amalgamation being consummated without adversely affecting Fulcrum in any material manner; and

(ii)	each of mCloud, Fulcrum and the Principal Vendors shall have approved the forms of the definitive documentation in respect of the Pre-Acquisition Reorganizations contemplated by Section 3.6(a), each acting reasonably.

Furthermore, such Pre-Acquisition Reorganizations will not be considered in determining whether a representation or warranty of Fulcrum under this Agreement has been breached.

(c)	Each of Fulcrum and mCloud agree that they shall be responsible for their own costs and expenses (including reasonable professional fees and expenses) associated with the Pre- Acquisition Reorganizations to be carried out pursuant to this Agreement.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Fulcrum

Fulcrum hereby represents and warrants to mCloud that:

(a)	Organization of Fulcrum. Fulcrum is, as applicable: (i) duly organized, validly existing and in good standing under the laws of its place of organization; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary

(b)	Authority and Enforceability. Fulcrum has the requisite power and authority to enter into and deliver this Agreement and to consummate the Amalgamation. The execution and delivery of this Agreement and the consummation of the Amalgamation have been duly and validly authorized by all necessary action on the part of Fulcrum, including approval of the board of directors of Fulcrum, as applicable, and no other proceedings on the part of Fulcrum is necessary to authorize the execution or delivery of this Agreement or the consummation of the Amalgamation. This Agreement has been duly and validly executed and delivered by Fulcrum, and all other documents executed and delivered pursuant hereto will, when executed and delivered, be duly authorized, executed and delivered by Fulcrum, and this Agreement does, and such documents will when executed and delivered (assuming that this Agreement constitutes a valid and binding obligation of mCloud) constitute a valid and binding obligation of Fulcrum enforceable against Fulcrum in accordance with its terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)	No Conflict. The execution and delivery of this Agreement by Fulcrum does not, and the consummation of the Amalgamation and compliance with the provisions hereof by Fulcrum will not, conflict with, result in any breach, violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under or result in the creation of any Encumbrance on any of the properties or the assets of Fulcrum under, any provision of:

(i)	its organization or governing documents or directors’ or shareholders’ resolutions or the equivalent documents of Fulcrum;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease, Permit, concession or franchise or other Contract applicable to Fulcrum; or

(iii)	any Applicable Law applicable to Fulcrum or its properties or assets.

(d)	No Voting Agreements. Other than as disclosed in the Fulcrum Disclosure Letter, Fulcrum is not a party to or the subject of any voting trust agreement, or other contract, agreement, commitment, plan, or understanding restricting or otherwise relating to voting rights with respect to the Fulcrum Shares.

(e)	Consents and Approvals. No consent or order of, registration, declaration or filing with, or Permit from, any Governmental Authority or Third Party is required by or with respect to Fulcrum in connection with the execution and delivery of this Agreement by Fulcrum or the consummation by Fulcrum of the Amalgamation.

(f)	Litigation. There is no litigation, proceeding or investigation in progress or filed or, to the knowledge of Fulcrum, threatened against or affecting Fulcrum that could adversely affect the ability of Fulcrum to complete the Amalgamation or to otherwise observe and comply with its obligations under this Agreement or that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Fulcrum in connection with the Amalgamation.

(g)	Fulcrum Shares.

(i)	The Fulcrum Disclosure Letter sets forth a true, complete and accurate listing of the registered and beneficial owners of the Fulcrum Shares. Vendors, as of the date hereof and as at the closing of the Amalgamation, will be the sole legal and beneficial owners of the Fulcrum Shares, free and clear of all Encumbrances, other than: (A) Encumbrances for which an Encumbrance Discharge will be delivered at closing of the Amalgamation; (B) restrictions on transfer set out in the constating documents of Fulcrum, all of which shall be satisfied or waived on or prior to closing of the Amalgamation, and (C) those that may arise by virtue of any actions taken by or on behalf of mCloud or its Affiliates. Upon closing of the Amalgamation, mCloud will acquire good and marketable title to the Fulcrum Shares free and clear of all Encumbrances, other than those that may arise by virtue of any actions taken by or on behalf of mCloud or its Affiliates (other than Fulcrum);

(ii)	Except pursuant to this Agreement, no Person has or will have any contract, agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement, option or other right for the purchase from the Fulcrum Shareholders of any of the Fulcrum Shares;

(iii)	As at the closing of the Amalgamation, all of the issued and outstanding Fulcrum Shares shall have been duly and validly issued and shall be issued and outstanding as fully paid and non-assessable shares;

(iv)	The authorized capital of Fulcrum consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares and an unlimited number of preference shares, and, at closing of the Amalgamation, the Fulcrum Shares set forth and described in the Fulcrum Disclosure Letter shall be the only issued and outstanding shares in the capital of Fulcrum.

(h)	Company Organization. Fulcrum:

(i)	is a corporation duly organized, validly existing and in good standing under the laws of Ontario;

(ii)	has the requisite power and authority to conduct the Fulcrum 's business as it is presently being conducted;

(iii)	is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary; and

(iv)	has no subsidiaries, nor does it have any equity or ownership interests in any Person or any obligation to acquire any such interests.

(i)	Reporting Issuer Status. Fulcrum is not a reporting issuer or equivalent in any province or territory of Canada, and Fulcrum is in material compliance with all applicable securities laws. The Fulcrum Shares are not listed or posted for trading on any stock exchange.

(j)	Corporate Records. The Corporate Records have been maintained in accordance with all Applicable Laws and are complete and accurate in all material respects.

(k)	Certain Obligations. Fulcrum has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person, for which Fulcrum could be liable after the date hereof.

(l)	Company's Activities. Fulcrum was incorporated on February 26, 2019 and has not carried on any business other than matters in contemplation of the Transaction and/or Amalgamation and activities incidental thereto.

(m)	No Dividends. There are no outstanding declarations or agreements for the payment of dividends or return of capital to any shareholder of Fulcrum.

(n)	Investments. Fulcrum is not a party to or bound by any agreement of any nature to acquire any shares of any corporation, partnership interests in any partnerships or any other equity interests or to merge or consolidate with any other entity, or to sell or acquire any assets or acquire, capitalize or invest in any business.

(o)	Power of Attorney. No Person now holds, or at the Effective Time will hold, any power of attorney from Fulcrum.

(p)	Financial Instruments. Fulcrum does not have any outstanding hedges, swaps or other financial instruments or like transactions.

(q)	Interests of Insiders. No director, officer, insider or other non-arm's length party to Fulcrum (or any associate or Affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which is based on production from or in respect of any properties of Fulcrum that will be effective after the Effective Date and Fulcrum is not a party to any agreements with non-arm's length parties.

(r)	Indebtedness of Insiders. No director, officer, insider or other non-arm's length party of the Fulcrum is indebted to Fulcrum.

(s)	Indebtedness and Liabilities.

(i)	Except pursuant to the terms of this Agreement or as set forth in the Fulcrum Disclosure Letter, Fulcrum has no liabilities or commitments of any nature, whether accrued, contingent or otherwise (or which would be required by ASPE to be reflected on a balance sheet of Fulcrum).

(ii)	Fulcrum is not indebted to:

(iii)	any director, officer or holder of Fulcrum Shares;

(iv)	any individual related to any of the foregoing by blood, marriage or adoption; or

(v)	any corporation controlled, directly or indirectly, by any one or more of those Persons referred to above.

(t)	Owned Property. Fulcrum is not the owner of, or subject to any agreement or option to own, any real property or any interest in any real property.

(u)	Leases. Fulcrum is not a party to, or under any agreement to become a party to, any lease with respect to any real property.

(v)	Bank Accounts. The Fulcrum Disclosure Letter contains a complete and correct list of all bank accounts and safety deposit boxes maintained by Fulcrum.

(w)	Judgments and Claims:

(i)	there are no judgments or arbitration awards unsatisfied against Fulcrum, or any consent decrees or injunctions to which the Fulcrum is subject;

(ii)	Fulcrum has not commenced any litigation;

(iii)	Fulcrum is not a party to any proceedings before any Governmental Authority (whether a court of law or a regulatory body) of which it has received written notification; and

(iv)	Fulcrum has not made nor threatened to make any Claims, nor are there any other Claims of which Fulcrum has received notice which pertain to Fulcrum or Fulcrum's assets, and to the knowledge of Fulcrum, there are no other Claims in existence or threatened against Fulcrum or Fulcrum's assets.

(dd) Tax Matters:

(i)	Each of the Fulcrum Shareholders is not a “non-resident” of Canada for purposes of the Income Tax Act;

(ii)	All Tax Returns required to be filed by or on behalf of Fulcrum prior to the date hereof have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on such filed Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Fulcrum with respect to items or periods covered by such filed Tax Returns;

(iii)	Fulcrum has paid, or will have paid all Taxes and instalments of Taxes, which are required to be paid to any Governmental Authority pursuant to Applicable Law such that there shall be no Encumbrance on the Fulcrum's assets (or any other property of the Fulcrum) in respect of Taxes on or before the Effective Date, whether or not shown on any Tax Return. No deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against Fulcrum by any Governmental Authority;

(iv)	Fulcrum has duly and timely withheld and collected all Taxes required or permitted by Applicable Law to be withheld or collected by it, including any Taxes and other amounts required or permitted to be withheld or collected by Fulcrum in respect of any amount paid or credited or deemed to be paid or credited by Fulcrum to or for the account of any Person, including any present or former employees, officers, directors, independent contractors, creditors, partners, third parties and any Persons who are non-residents of Canada for purposes of the Income Tax Act, and has duly and timely remitted to the appropriate Governmental Authority all such Taxes as and when required by Applicable Law such that there shall be no Encumbrance on Fulcrum's assets (or any other property of Fulcrum) in respect of Taxes;

(v)	Fulcrum has never paid any dividends.

(vi)	Fulcrum is a Canadian controlled private corporation for purposes of the Income Tax Act;

(vii)	Fulcrum has never, either directly or indirectly, transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Income Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services;

(viii)	There are no circumstances existing which could result in the application of Section 17, 78, 79 or Sections 80 to 80.04 of the Income Tax Act, or any equivalent provision under provincial Law, to Fulcrum. Fulcrum has not claimed nor will it claim any reserve under any provision of the Income Tax Act or any equivalent provincial provision, if any amount could be included in the income of Fulcrum for any period ending after the Effective Date;

(ix)	Fulcrum has made available to mCloud true, correct and complete copies of 2013- 2018 Tax Returns and Notices of Assessment from 2010-2018;

(x)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Fulcrum, and Fulcrum is not a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Fulcrum, threatened against Fulcrum or any of its assets;

(xi)	No audit of Fulcrum by a governmental or taxing authority is in process or to the knowledge of Fulcrum, pending or threatened which could result in a reassessment of Taxes owing by Fulcrum.

(x)	Compliance with Laws and Obligations. Fulcrum is not in violation of or default in any respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under, its constating documents and, to the knowledge of Fulcrum, Fulcrum is not in violation or default in any respect under Applicable Law, in each case except to the extent such violations would not, individually or in the aggregate, be expected to result in a Material Adverse Change.

(y)	Brokers. No broker, finder, investment banker or other Person will be, in connection with the Transaction, entitled to any brokerage, finder's or other fee or other similar forms of compensation in respect to the Transaction for which mCloud or Fulcrum will have any obligation or liability from and after the Closing Time.

(z)	Contracts. Except as disclosed in the Fulcrum Disclosure Letter, Fulcrum is not a party to any Contracts (other than this Agreement and the Autopro Agreement). True, complete and accurate copies of all Contracts have been delivered to mCloud. Fulcrum has performed all obligations required to be performed by it and is entitled to all benefits under, and is not in breach, default or violation or alleged to be in such breach, default or violation of, any Contract and each of the Contracts is in full force and effect, unamended, and there exists no actual, alleged or anticipated default or event of default or event or condition which, with the giving of notice, the lapse of time or the happening of any other event or condition, result in a breach, default or violation under any Contract, other than a breach which individually or in the aggregate would not have a Material Adverse Effect on Fulcrum.

(aa)	No Material Adverse Change. Since inception, Fulcrum has carried on its business in the ordinary course and, without limiting the generality of the foregoing, Fulcrum has not:

(i)	made or assumed any commitment, obligation (including any guarantee) or liability which is outside the ordinary course of business;

(ii)	sold or otherwise in any way alienated or disposed of any of its assets other than in the ordinary course of business;

(iii)	split, combined or reclassified any of its shares, or issued, redeemed, retired, repurchased or otherwise acquired shares in its capital or any warrants, rights, bonds, debentures, notes or other corporate security, or reserved, declared, made or paid any dividend, or made any other distributions or appropriations of profits or capital;

(iv)	discharged any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise), other than obligations and liabilities discharged in the ordinary course of business;

(v)	made any bonus or profit sharing distribution or similar payment of any kind;

(vi)	made any change in the rate or form of compensation or remuneration payable or to become payable to any of its shareholders, directors, officers, consultants, employees or agents which is outside the ordinary course of business;

(vii)	made any change in the benefits payable or to become payable whether under any Employee Plan or otherwise to any of its shareholders, current or former employees, directors, officers, consultants or agents other than in the ordinary course of business or created any new Employee Plan;

(viii)	made any loan or advance, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligations of any Person;

(ix)	modified its articles, bylaws or capital structure;

(x)	removed any auditor or accountant or had any auditor or accountant resign;

(xi)	purchased or otherwise acquired any corporate security or proprietary, participatory, profit or other equity interest in any Person;

(xii)	incurred any indebtedness other than in relation to the Transaction and the Amalgamation; or

(xiii)	authorized, agreed or otherwise committed to any of the foregoing.

(bb)	Employees

(i)	Fulcrum does not have and has never had any employees;

(ii)	Fulcrum has not and is not engaged in any unfair labour practice and there is no unfair labour practice complaint pending or to Fulcrum's knowledge, threatened against Fulcrum;

(iii)	no officer, director, employee or independent contractor of Fulcrum has any Contract covering (i) change of control, (ii) payment of any amount (including bonus) or the receipt of any benefit which is triggered by, or expected to be triggered by, the transactions contemplated by this Agreement, (iii) retention payment, or (iv) notice of termination, severance or termination payment required to terminate his employment or his or its service agreement;

(iv)	there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation legislation in respect of Fulcrum. To the knowledge of Fulcrum, there are no claims or potential claims which may materially adversely affect Fulcrum's accident cost experience.

(v)	The Fulcrum Disclosure Letter contains a complete and accurate list of each independent contractor of Fulcrum, whether actively providing services or not, including the nature of the services, consulting fees, commissions or other forms of compensation and the term of the agreement, including start date and end date, if applicable. Each such independent contractor has been properly classified by Fulcrum as an independent contractor and Fulcrum has not received any notice from any Governmental Entity disputing such classification.

(vi)	There are no charges pending under under applicable occupational health and safety Laws ("OHS") in respect of Fulcrum. Fulcrum has complied in all material respects with any orders issued under OHS and there are no appeals of any orders under OHS currently outstanding.

(cc)        Employee Plans.

  Fulcrum does not currently have and has never had any Employee Plans.

(dd)      Payments. Fulcrum has not, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Fulcrum and its operations and Fulcrum has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(ee)      Privacy. Fulcrum is, and has always been since the date of its incorporation, conducting its business in compliance with all applicable Laws governing privacy and the protection of personal information, including, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta) and comparable legislation in any Canadian province or territory other than acts of non- compliance which individually or in the aggregate are not material.

(ff)       Full Disclosure. To the knowledge of Fulcrum, Fulcrum have made available to mCloud's Representatives all records regarding Fulcrum, the Fulcrum Shares and Fulcrum's assets in their possession or in the possession of Fulcrum, which are reasonably required to evaluate and assess the business and assets of Fulcrum, including, insofar as they are material and reasonably required to evaluate and assess the business and assets of Fulcrum, Fulcrum 's files in respect of Fulcrum's assets, title opinions and reports, environmental reports, and any notices, disclosures or other information respecting Releases. No representation or warranty or other statement made by Fulcrum in this Agreement or the Fulcrum Disclosure Letter contains any untrue statement of material fact or omits to state a material fact necessary to make the statements in this Agreement or therein, in light of the circumstances in which they were made, not misleading.

4.2	Representations and Warranties of mCloud and AcquisitionCo

Each of mCloud and AcquisitionCo hereby represents and warrants to Fulcrum that:

(a)	Organization of each of mCloud and AcquisitionCo. Each of mCloud and AcquisitionCo is, as applicable: (i) duly organized, validly existing and in good standing under the laws of its place of organization; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary

(b)	Authority and Enforceability. Each of mCloud and AcquisitionCo has the requisite power and authority to enter into and deliver this Agreement and to consummate the Amalgamation. The execution and delivery of this Agreement and the consummation of the Amalgamation have been duly and validly authorized by all necessary action on the part of each of mCloud and AcquisitionCo, including approval of the board of directors of each of mCloud and AcquisitionCo, as applicable, and no other proceedings on the part of each of mCloud and AcquisitionCo are necessary to authorize the execution or delivery of this Agreement or the consummation of the Amalgamation. This Agreement has been duly and validly executed and delivered by each of each of mCloud and AcquisitionCo, and all other documents executed and delivered pursuant hereto will, when executed and delivered, be duly authorized, executed and delivered by each of mCloud and AcquisitionCo, and this Agreement does, and such documents will when executed and delivered (assuming that this Agreement constitutes a valid and binding obligation of Fulcrum) constitute a valid and binding obligation of each of mCloud and AcquisitionCo enforceable against each of mCloud and AcquisitionCo in accordance with its terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)	No Conflict. The execution and delivery of this Agreement by mCloud does not, and the consummation of the Amalgamation and compliance with the provisions hereof by mCloud will not, conflict with, result in any breach, violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under or result in the creation of any Encumbrance on any of the properties or the assets of mCloud under, any provision of:

(i)	its organization or governing documents or directors’ or shareholders’ resolutions or the equivalent documents of mCloud;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease, Permit, concession or franchise or other Contract applicable to mCloud; or

(iii)	any Applicable Law applicable to mCloud or its properties or assets.

(d)	No Voting Agreements. mCloud is not a party to or the subject of any voting trust agreement, or other contract, agreement, commitment, plan, or understanding restricting or otherwise relating to voting rights with respect to the mCloud Shares.

(e)	Consents and Approvals. Other than the consent of the TSXV as described elsewhere herein, no consent or order of, registration, declaration or filing with, or Permit from, any Governmental Authority or Third Party is required by or with respect to each of mCloud and AcquisitionCo in connection with the execution and delivery of this Agreement by each of mCloud and AcquisitionCo or the consummation by each of mCloud and AcquisitionCo of the Amalgamation.

(f)	Litigation. There is no material litigation, proceeding or investigation in progress or filed or, to the knowledge of each of mCloud and AcquisitionCo, threatened against or affecting each of mCloud and AcquisitionCo that could adversely affect the ability of each of mCloud and AcquisitionCo to complete the Amalgamation or to otherwise observe and comply with their respective obligations under this Agreement or that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by each of mCloud and AcquisitionCo in connection with the Amalgamation.

(g)	Company Shares and Convertible Securities.

(i)	The authorized capital of mCloud consists of an unlimited number of common shares, and as of the date hereof, there are 92,731,272 common shares in the capital of mCloud issued and outstanding.

(ii)	Except for: (I) issuances of securities pursuant to mCloud's Employee Incentive Plans consistent with mCloud's compensation plans; (II) warrants, stock options and restricted share units of mCloud existing as of date hereof; (III) securities which may become issuable in connection with mCloud's potential acquisition of CSA Inc.; (IV) securities which may become issuable in connection with mCloud's royalty agreement with Agnity Global; (V) any convertible debentures which may be issued in consultation with Autopro (acting reasonably) subsequent to the date hereof; or

(VI) potential corporate opportunities of mCloud consistent with past practice, or as otherwise set forth in the Public Record, mCloud has no outstanding obligations to issue options, warrants or other securities convertible into mCloud Shares.

(h)	Company Organization. mCloud, to the best of its knowledge:

(i)	is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia;

(ii)	has the requisite power and authority to conduct the mCloud's business as it is presently being conducted; and

(iii)	is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(i)	Reporting Issuer Status. mCloud is a "reporting issuer" or equivalent in each of the provinces of British Columbia and Alberta and the outstanding mCloud Shares are listed and posted for trading on the TSXV.

(j)	Certain Obligations. mCloud has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person, other than at set forth in the Public Record, for which mCloud could be liable after the date hereof.

(k)	Financial Instruments. mCloud does not have any outstanding hedges, swaps or other financial instruments or like transactions.

(l)	Financial Statements. The mCloud Financial Statements fairly present the financial position, condition and results of operations of the mCloud in accordance with IFRS as of the dates thereof and for the periods indicated therein, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the mCloud as at the dates thereof. mCloud does not have any “off-balance sheet arrangements” as such term is described under IFRS except for those disclosed in the mCloud Financial Statements.

(m)	Interests of Insiders. No director, officer, insider or other non-arm's length party to mCloud (or any associate or Affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of mCloud that will be effective after the Effective Date and mCloud is not a party to any agreements with non-arm's length parties.

(n)	Indebtedness of Insiders. No director, officer, insider or other non-arm's length party of mCloud is indebted to mCloud.

(o)	Indebtedness. Other than as set forth in the Public Record or in relation to the Amalgamation or Transaction, mCloud does not have any indebtedness for borrowed money.

(p)	Judgments and Claims:

(i)	there are no material judgments or arbitration awards unsatisfied against mCloud, or any consent decrees or injunctions to which mCloud is subject;

(ii)	mCloud has not commenced any litigation;

(iii)	mCloud is not a party to any proceedings before any Governmental Authority (whether a court of law or a regulatory body) of which it has received written notification; and

(iv)	mCloud has not made nor threatened to make any Claims, nor are there any other Claims of which mCloud has received notice which pertain to mCloud or mCloud's assets, and to the knowledge of each of mCloud and AcquisitionCo, there are no other Claims in existence or threatened against mCloud or mCloud's assets.

(q)	Compliance with Laws and Obligations. To the best of its knowledge, mCloud is not in violation of or default in any respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under, its constating documents and, to the knowledge of each of mCloud and AcquisitionCo, mCloud is not in violation or default in any material respect under Applicable Law, in each case except to the extent such violations would not, individually or in the aggregate, be expected to result in a Material Adverse Change.

(r)	Operations. mCloud has conducted and is conducting its business and operations substantially in accordance with good industry practices.

(s)	Brokers. Except as disclosed in writing to Fulcrum, no broker, finder, investment banker or other Person will be, in connection with the Transaction, entitled to any brokerage, finder's or other fee or other similar forms of compensation in respect to the Transaction for which mCloud will have any obligation or liability from and after Closing Time.

(t)	Payments. mCloud has not, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to mCloud and its operations and mCloud has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(u)	Privacy. mCloud is, and has always been since the date of its incorporation, conducting its business in compliance with all applicable Laws governing privacy and the protection of personal information, including, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta) and comparable legislation in any Canadian province or territory other than acts of non- compliance which individually or in the aggregate are not material.

(v)	AcquisitionCo. AcquisitionCo is a wholly-owned subsidiary of mCloud.

(w)	No Material Adverse Changes. There has not been any Material Adverse Change since the date of the mCloud Financial Statements and since that date there have been no material facts, transactions, events or occurrences which, to the knowledge of mCloud, could have a Material Adverse Effect on mCloud.

(x)	Liabilities. Since the date of the mCloud Financial Statements:

(i)	mCloud has conducted its business only in the ordinary and normal course; and

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to mCloud has been incurred other than in the ordinary and normal course of business.

(y)	No Proceedings. No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of mCloud, no such proceeding is, to the knowledge of mCloud, pending, contemplated or threatened and mCloud is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to mCloud or its securities.

(z)	Transfer Agent. AST Trust Company (Canada) at its principal office in Calgary, Alberta is the duly appointed registrar and transfer agent of mCloud with respect to the mCloud Shares.

(aa)      Material Contracts. mCloud has performed all obligations required to be performed by it and is entitled to all benefits under, and is not in breach, default or violation or alleged to be in such breach, default or violation of, any Material Contract to the extent that such breaches, defaults or violations would reasonably be expected, individually or in the aggregate, to cause a Material Adverse Change. Each of the Material Contracts is in full force and effect, unamended, and to the knowledge of mCloud there exists no actual, alleged or anticipated default or event of default or event or condition which, with the giving of notice or the lapse of time would reasonably be expected, individually or in the aggregate, to cause a Material Adverse Change.

(bb)      Public Record. mCloud is in material compliance with its disclosure obligations under applicable securities laws regarding the filing of documents and other information with securities commissions and stock exchanges and the dissemination of information to the public. All information and statements disseminated by mCloud to the public or set forth in documents or information filed by mCloud with any securities commissions or stock exchanges, including the Public Record, were materially true, correct and complete and did not contain any misrepresentations, as of the date of such information or statement.

(cc)      Employment Matters. mCloud has complied, and is in compliance in all material respects with all Applicable Laws relating to employment, and labour matters, including relating to wages, hours of work, vacation and vacation pay, overtime pay, pay equity, occupational health and safety, human rights, workers' compensation, termination of employment and conditions of employment and there are no outstanding claims, complaints, investigations or orders under any such Applicable Laws and there is no basis for such claims;

(dd)      Customer Contracts. To the knowledge of mCloud, it has performed or complied in all material respects with all of the terms, covenants and conditions of the top 10 customer contracts of mCloud as determined on a revenue basis;

(ee)      Title to Assets. mCloud has good title to all of its respective material assets and undertakings (for the purpose of this clause, the foregoing are referred to as the "Interest") and its Interest is free and clear of any liens, encumbrances, security interests, claims or demands, except those disclosed in the mCloud Financial Statements or in the Public Record, or those arising in the ordinary course of business (which are not material in the aggregate).

(ff)      Intellectual Property.

(i)	mCloud to its knowledge, owns or possesses adequate rights to use all material Intellectual Property necessary for the business of mCloud now conducted and proposed to be conducted;

(ii)	mCloud has no knowledge of any infringement or violation of any of the rights of mCloud in the Intellectual Property; and

(iii)	To the knowledge of mCloud, the conduct of the business of mCloud does not infringe upon the patents, trademarks, licenses, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other Person.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Time or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a)	The Pre-Acquisition Reorganizations shall have been completed and evidence thereof shall have been provided to each of mCloud and Fulcrum and the Principal Vendors;

(b)	the Amalgamation Resolution shall have been passed by the Fulcrum Shareholders on or prior to the Outside Date, in accordance with Applicable Laws;

(c)	the Articles of Amalgamation to be filed with the Registrar in accordance with the Amalgamation shall be in form and substance satisfactory to each of mCloud and Fulcrum, acting reasonably;

(d)	the Articles of Amalgamation shall be filed with the Registrar on or prior to the Outside Date; and

(e)	Receipt of a copy of the Securityholder Agreement duly executed by each Fulcrum Shareholder;

The foregoing conditions are for the mutual benefit of Fulcrum on the one hand and mCloud and AcquisitionCo on the other hand and may be asserted by Fulcrum and by mCloud and AcquisitionCo regardless of the circumstances and may be waived by Fulcrum and mCloud and AcquisitionCo in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the parties hereto may have.

5.2	Conditions to Obligation of Fulcrum

The obligation of Fulcrum to consummate the transactions contemplated hereby, and in particular the Amalgamation, is subject to the satisfaction, on or before the Effective Time or such other time specified, of the following conditions:

(a)	the representations and warranties of mCloud and AcquisitionCo set forth in Article 4, shall be true and correct in all respects (disregarding all qualifications in mCloud's and AcquisitionCo's representations and warranties as to “material”, “material adverse effect”, “Material Adverse Change”, or similar references to materiality), as of the date hereof, and, except as a result of activities permitted pursuant to Article 5 that occur after the date hereof, as at the Effective Time, except where any inaccuracies, individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Change, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct at the Effective Time as of such earlier date;

(b)	mCloud and AcquisitionCo shall have complied in all material respects with their covenants in this Agreement and shall have provided to Fulcrum a certificate of a senior officer of mCloud certifying, on behalf of mCloud and AcquisitionCo, as to such compliance and Fulcrum shall have no actual knowledge to the contrary;

(c)	mCloud shall have furnished Fulcrum certified copies of the directors' resolutions duly passed on behalf of mCloud and AcquisitionCo and the shareholders' resolution of AcquisitionCo approving the Amalgamation, approving this Agreement and the consummation of the transactions contemplated hereby;

(d)	There shall have been no Material Adverse Change of mCloud between April 30, 2019 and the Effective Time, and Fulcrum shall have received a certificate signed by a director or officer of mCloud (or a senior officer, as applicable, to such effect), confirming whether, to his or her actual knowledge, a Material Adverse Change has occurred during the period between April 30, 2019 and the Effective Time;

(e)	Fulcrum shall have received legal opinions addressed to the Fulcrum Shareholders as to certain matters relating to mCloud and the mCloud Shares to be issued under the Amalgamation, in a form agreed to by the counsel to each of Autopro, the Purchaser and mCloud; and

(f)	mCloud and AcquisitionCo shall not be in material breach of their respective obligations under this Agreement.

The conditions in this Section 5.2 are for the exclusive benefit of Fulcrum and may be asserted by Fulcrum regardless of the circumstances or may be waived by Fulcrum in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fulcrum may have.

5.3	Conditions to Obligation of mCloud and AcquisitionCo

The obligation of mCloud and AcquisitionCo to consummate the transactions contemplated hereby, and in particular the Amalgamation, is subject to the satisfaction, on or before the Effective Time or such other time specified, of the following conditions:

(a)	the representations and warranties of Fulcrum set forth in Section 4.1 shall be true and correct in all respects (disregarding all qualifications in Fulcrum's representations and warranties as to “material”, “material adverse effect”, “Material Adverse Change”, or similar references to materiality), as of the date hereof except where any inaccuracies, individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Change, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Effective Date as of such earlier date;

(b)	the representations and warranties of Principal Vendors set forth in Section 4.1 of the Autopro Agreement shall be true and correct in all respects (disregarding all qualifications in Principal Vendors’ representations and warranties as to “material”, “material adverse effect”, “Material Adverse Change”, or similar references to materiality), as of the date hereof except where any inaccuracies, individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Change and, except as a result of activities permitted pursuant to Article 6 of the Autopro Agreement that occur after the date hereof, at and as of the Effective Time, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Effective Time as of such earlier date;

(c)	Fulcrum shall have complied in all material respects with its covenants in this Agreement and Fulcrum shall have provided to mCloud and AcquisitionCo a certificate of a senior officer of Fulcrum certifying, on behalf of Fulcrum, as to such compliance and mCloud shall have no actual knowledge to the contrary;

(d)	Fulcrum shall have furnished mCloud and AcquisitionCo with:

(i)	certified copies of the resolutions duly passed by the Fulcrum Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	copies of the Securityholder Agreements duly executed by each of the Fulcrum Shareholders;

(e)	There shall have been no Material Adverse Change of Fulcrum between December 31, 2018 and the Effective Time, and mCloud shall have received a certificate signed by a director or officer of Fulcrum (or a senior officer, as applicable, to such effect), confirming whether, to his or her actual knowledge, a Material Adverse Change has occurred during the period between December 31, 2018 and the Effective Time;

(f)	There shall have been no Material Adverse Change of Autopro between April 30, 2019 and the Effective Time, and mCloud shall have received a certificate signed by a director or officer of Autopro (or a senior officer, as applicable, to such effect), confirming whether, to his or her actual knowledge, a Material Adverse Change has occurred during the period between December 31, 2018 and the Effective Time;

(g)	Fulcrum shall not be in material breach of its obligations under this Agreement;

(h)	immediately prior to the Effective Time mCloud shall be satisfied that: (A) the aggregate number of Fulcrum Shares issued and outstanding shall not exceed 125,000,000; (B) there shall be no other shares or other securities in the capital of Fulcrum outstanding; and (C) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued Fulcrum Shares or other equity interests in Fulcrum;

(i)	each of the members of the Fulcrum Board and each of the officers of Fulcrum shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a mutual release, in form and substance satisfactory to mCloud, acting reasonably, in favour of such directors and officers and Fulcrum, and the Fulcrum Board;

(j)	the Transaction shall have been completed in accordance with the terms of the Autopro Agreement;

(k)	the Key Employee Agreements (as defined in the Autopro Agreement) shall remain in full force and effect; and

(l)	the Non-Competition Agreements (as defined in the Autopro Agreement) shall remain in full force and effect.

The conditions in this Section 5.3 are for the exclusive benefit of mCloud and AcquisitionCo and may be asserted by mCloud and AcquisitionCo regardless of the circumstances or may be waived by mCloud and AcquisitionCo, in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which mCloud and AcquisitionCo may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)	Each of Fulcrum and mCloud shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect: or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b)	If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Amalgamation for the purpose of giving effect to the Amalgamation, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three

(3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Amalgamation are filed under the Act to give effect to the Amalgamation.

ARTICLE 6
NOTICES

6.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a)	mCloud and AcquisitionCo, addressed to:

[Redacted. Contact Details.]

With a copy to (which shall not constitute notice):

[Redacted. Contact Details.]

(b)	Fulcrum, addressed to:

[Redacted. Contact Details.]

with a copy to (which shall not constitute notice):

[Redacted. Contact Details.]

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 7

AMENDMENT AND TERMINATION OF AGREEMENT

7.1	Amendment

This Agreement may at any time and from time to time prior to the completion of the Transaction, be amended by written agreement of the parties hereto (with the consent of Autopro) without, subject to Applicable Law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of mCloud Shares to be received by Fulcrum Shareholders pursuant to the Amalgamation without approval by the Fulcrum Shareholders given in the same manner as required for the approval of the Amalgamation.

7.2	Termination

This Agreement may be terminated and the consummation of the Amalgamation may be abandoned at any time prior to the filing of the Articles of Amalgamation with the Registrar:

(a)	by mutual written consent of mCloud, Fulcrum and Autopro; or

(b)	if a condition in Section 5.1, 5.2 or 5.3 has not been satisfied on or before the Effective Time and such condition has not been waived in writing by the Party for whose benefit such condition has been included herein, such Party may terminate this Agreement by written notice to the other Parties; provided that a Party shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Section 7.2 if the event or circumstances giving rise to such right is due to a breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by such Party.

In the event of the termination of this Agreement in the circumstances set out in subsections (a) or (b) of this Section 7.2, this Agreement shall forthwith become void and no party hereto shall have any liability or further obligation to the other parties hereunder except with respect to the obligations set forth in or as otherwise specified in Section 6.6 of the Autopro Agreement and Section 3.3(i) of this Agreement which shall survive such termination.

Unless otherwise provided herein, the exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Fulcrum or mCloud, as the case may be, or their agents and, except for the rights and obligations set forth in this Section, Section 3.3(i) of t his Agree ment and Section 6.6 of the Autopro Agreement (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 8
GENERAL

8.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

8.2	Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

8.3	Privacy Matters

(a)	For the purposes of this Section 8.3, the following definitions shall apply:

(i)	"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection Act (Alberta);

(ii)	"authorized authority" means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign;
(b)	agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;
(c)	court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and
(d)	other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iii) "Personal Information" means information about an identifiable individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Amalgamation.

(b)	The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Amalgamation.

(d)	Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Amalgamation, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Amalgamation.

(e)	Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Amalgamation.

(g)	Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in connection with this Agreement and shall return to the requesting party or, at the requesting party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

8.3	Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party shall consult with the other parties as to the wording of such disclosure prior to its being made.

8.4	Costs

Except as contemplated herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

8.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.7	Time of Essence

Time shall be of the essence of this Agreement.

8.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta (except those relating to conflict of laws principles) and the federal law of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta.

8.9	Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.10	Counterparts

This Agreement may be executed in counterparts and may be executed by facsimile or other electronic means, and each of such counterparts shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written

UNIVERSAL MCLOUD CORP

Per:	"Michael A. Sicuro"
Name: Michael A. Sicuro
Title: Authorized Signatory

FULCRUM AUTOMATION TECHNOLOGIES LTD.
Per:	"Shane Maine"
Name: Shane Maine
Title: Authorized Signatory

2199027 ALBERTA LTD.

Per:	"Michael A. Sicuro"
Name: Michael A. Sicuro
Title: Authorized Signatory

EXHIBIT "A"
ARTICLES OF AMALGAMATION

ARTICLES OF AMALGAMATION

Business Corporations Act

(Alberta)

Section 185

1.	Name of Amalgamated Corporation: [AcquisitionCo]

2.	The classes of shares, and any maximum number of shares that the Corporation is authorized to issue:

See Schedule "A" attached hereto.

3.	Restriction on share transfers, if any:

See Schedule "B" attached hereto.

4.	Number, or minimum and maximum number of directors:

Minimum of one (1); Maximum of eleven (11).

5.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

N/A

6.	Other Provisions, if any:

See Schedule "C" attached hereto.

7. Name of Amalgamating Corporations:	Corporate Access Number:
Fulcrum Automation Technologies Ltd.	[●]
2199027 Alberta Ltd.	[●]

Name of Person Authorizing (please print)	Signature

Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the

Business Corporations Act (Alberta).

SCHEDULE "A" ARTICLES OF AMALGAMATION

OF [ACQUISITIONCO]

(the "Corporation")

(share structure)

The Corporation is authorized to issue an unlimited number of Common Shares. The rights attached to the Common Shares are as follows:

(a)	The holders of the Common Shares shall be entitled to receive notice of, attend at and vote at any meeting of the shareholders of the Corporation on the basis of one vote for each Common Share held at the time of any such meeting;

(b)	To receive dividends declared as and if declared by the Board of Directors; and

(c)	The holders of the Common Shares shall be entitled to share in the remaining property of the Corporation upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

SCHEDULE "B" ARTICLES OF AMALGMATION

OF [ACQUISITIONCO]

(the "Corporation")

(restrictions on share transfers)

The right to transfer shares of the Corporation is restricted in that no shareholder shall be entitled to transfer any share or shares in the capital of the Corporation unless the transfer has been approved by the directors of the Corporation, such approval to be signified by a resolution of the Board of Directors of the Corporation.

SCHEDULE "C" ARTICLES OF AMALGAMATION

OF [ACQUISITIONCO]

(the "Corporation")

(other rules or provisions)

1.	The number of shareholders of the Corporation, exclusive of persons who are in its employment and are shareholders of the Corporation and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, shareholders of the Corporation, and have continued to be shareholders of the Corporation after termination of that employment, is limited to not more than fifty persons, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

2.	Any invitation to the public to subscribe for securities of the Corporation is prohibited.

3.	The Corporation has a lien on the shares of a shareholder or his legal representative for a debt of that shareholder to the Corporation, provided that such lien shall be released in respect of shares transferred by such shareholder (or his legal representative) as permitted pursuant to the terms of these Articles or any unanimous shareholders agreement in respect of the Corporation.

4.	The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

B-1

EXHIBIT "B" FORM OF SECURITYHOLDER AGREEMENT

Securityholder Agreement (mCloud) (Burstall June 12)

EXHIBIT "B"

SECURITYHOLDER AGREEMENT

This Securityholder Agreement (this "Agreement") is entered into as of [Closing Date] by and among Universal mCloud Corp. ("mCloud"), the undersigned holders of securities (each a "Current Fulcrum Securityholder" and collectively the "Current Fulcrum Securityholders") in Fulcrum Automation Technologies Ltd. ("Fulcrum") and the undersigned direct or indirect holders of securities (each a "Current Autopro Securityholder" and collectively the "Current Autopro Securityholders", and the Current Autopro Securityholders and the Current Fulcrum Securityholders, collectively, being the "Fulcrum Securityholders") in Autopro Automation Consultants Ltd. ("Autopro"), (together, mCloud and Fulcrum Securityholders the "Parties" and each a "Party").

WHEREAS, on [date of signing]:

(a)	Fulcrum, Autopro, and Mike Lane and Bob Beattie (together, "Principal Vendors") entered into a Share Purchase and Sale Agreement (as the same may be amended or supplemented, the "Share Purchase Agreement") which contemplates the purchase, directly and indirectly, of all the issued and outstanding shares of Autopro from the Current Autopro Securityholders by Fulcrum, (the "Share Purchase Transaction") in exchange for cash and shares of Fulcrum; and

(b)	mCloud, Fulcrum and [AcquisitionCo. ("AcquisitionCo.")] entered into an Amalgamation Agreement (as the same may be amended or supplemented, the "Amalgamation Agreement") which contemplates, immediately after giving effect to the Share Purchase Transaction, the amalgamation of Fulcrum and [AcquisitionCo.] (the "Amalgamation" and together with the Share Purchase Transaction the "Acquisition Transaction") which, among other things, provides that upon amalgamation the Fulcrum Securityholders (including, for clarity, the Current Autopro Securityholders) will receive common shares in the capital of mCloud ("mCloud Shares") in exchange for their shares of Fulcrum;

AND WHEREAS under the terms of the Amalgamation Agreement:

(a)	mCloud and [AcquisitionCo.] will be making certain representations and warranties in favour of Fulcrum in respect of the mCloud Shares, however, there is desire for mCloud and [AcquisitionCo.] to also make representations and warranties in favour of the Fulcrum Securityholders; and

(b)	Fulcrum will assume some obligations relating to the Fulcrum Securityholders, however, there is a desire for the Fulcrum Securityholders to also assume those or similar obligations;

NOW, THEREFORE, to induce Fulcrum, Autopro, Principal Vendors, mCloud and [AcquisitionCo.] to complete the Acquisition Transaction, and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.	Definitions. Terms not otherwise defined herein shall have the respective meanings ascribed to them in Schedule B attached hereto.

2.	Confirmation of Approval. In signing this Agreement each Fulcrum Securityholder hereby acknowledges and confirms its approval of and consent to the Acquisition Transaction.
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3.	Representations and Warranties of mCloud and [AcquisitionCo]. Each of mCloud and [AcquisitionCo.], jointly, with effect as of the date hereof and as of the Effective Date, hereby represent and warrant to the Fulcrum Securityholders that:

(a)	Organization of each of mCloud and [AcquisitionCo]. Each of mCloud and [AcquisitionCo] is, as applicable: (i) duly organized, validly existing and in good standing under the laws of its place of organization; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(b)	Authority and Enforceability. Each of mCloud and [AcquisitionCo] has the requisite power and authority to enter into and deliver this Agreement and to consummate the Amalgamation. The execution and delivery of this Agreement and the consummation of the Amalgamation have been duly and validly authorized by all necessary action on the part of each of mCloud and [AcquisitionCo], including approval of the boards of directors of each of mCloud and [AcquisitionCo], as applicable, and no other proceedings on the part of each of mCloud and [AcquisitionCo] is necessary to authorize the execution or delivery of this Agreement or the consummation of the Amalgamation. This Agreement has been duly and validly executed and delivered by each of mCloud and [AcquisitionCo], and this Agreement constitutes a valid and binding obligation of each of mCloud and [AcquisitionCo] enforceable against each of mCloud and [AcquisitionCo] in accordance with its terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)	No Conflict. The execution and delivery of this Agreement by each of mCloud and [AcquisitionCo] does not, and the consummation of the Amalgamation and compliance with the provisions of this Agreement by mCloud and [AcquisitionCo] will not, conflict with, result in any breach, violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under or result in the creation of any Encumbrance on any of the properties or the assets of mCloud or [AcquisitionCo] under, any provision of:

(i)	their respective organizational or governing documents or directors’ or shareholders’ resolutions or the equivalent documents;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease, Permit, concession or franchise or other Contract applicable to them; or

(iii)	any Applicable Law.

(d)	No Voting Agreements. mCloud is not a party to or the subject of any voting trust agreement, or other Contract, commitment, plan, or understanding restricting or otherwise relating to voting rights with respect to the mCloud Shares.

(e)	Consents and Approvals. Other than the consent of the TSXV, no consent or order of, registration, declaration or filing with, or Permit from, any Governmental Authority or Third Party is required by or with respect to each of mCloud and [AcquisitionCo] in connection with the execution and delivery of this Agreement by each of mCloud and [AcquisitionCo] or the consummation by each of mCloud and [AcquisitionCo] of the Amalgamation.
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(f)	Litigation. There is no material litigation, proceeding or investigation in progress or filed or, to the knowledge of each of mCloud and [AcquisitionCo], threatened against or affecting each of mCloud and [AcquisitionCo] that could adversely affect the ability of each of mCloud and [AcquisitionCo] to complete the Amalgamation or to otherwise observe and comply with their respective obligations under this Agreement or that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by each of mCloud and [AcquisitionCo] in connection with the Amalgamation.

(g)	mCloud Shares and Convertible Securities.

(i)	As of the date of the Amalgamation Agreement, the authorized capital of mCloud consisted of an unlimited number of common shares, and there were 92,731,272 common shares in the capital of mCloud issued and outstanding.

(ii)	Except for: (I) issuances of securities pursuant to mCloud's employee incentive plans consistent with mCloud's compensation plans; (II) warrants, stock options and restricted share units of mCloud existing as of the date of the Amalgamation Agreement; (III) securities which may become issuable in connection with mCloud's potential acquisition of CSA Inc.; (IV) securities which may become issuable in connection with mCloud's royalty agreement with Agnity Global; (V) any convertible debentures which may be issued in consultation with Autopro (acting reasonably) subsequent to the date of the Amalgamation Agreement; or

(VI) potential corporate opportunities of mCloud consistent with past practice, or as otherwise set forth in the Public Record, mCloud has no outstanding obligations to issue options, warrants or other securities convertible into mCloud Shares.

(iii)	The mCloud Shares to be issued by mCloud to the Fulcrum Securityholders pursuant to this Agreement and the Amalgamation Agreement will, upon issuance, be duly and validly issued as fully paid and non-assessable common shares in the capital of mCloud.

(iv)	At Closing, mCloud’s issued securities shall be as set out in (i) except for issuances or securities contemplated in Section 3(g)(ii).

(h)	Company Organization. mCloud is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia and [AcquisitionCo] is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta. Each of mCloud and [AcquisitionCo]:

(i)	has the requisite power and authority to conduct that business which it is presently conducting; and

(ii)	is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(i)	Reporting Issuer Status. mCloud is a "reporting issuer" or equivalent in each of the provinces of British Columbia and Alberta and the outstanding mCloud Shares are listed and posted for trading on the TSXV.

(j)	Certain Obligations. mCloud has not guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person, other than as set forth in the Public Record, for which mCloud could be liable after the Effective Date.
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(k)	Financial Instruments. mCloud does not have any outstanding hedges, swaps or other financial instruments or like transactions.

(l)	Financial Statements. The mCloud Financial Statements fairly present the financial position, condition and results of operations of mCloud in accordance with IFRS as of the dates thereof and for the periods indicated therein, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of mCloud as at the dates thereof. mCloud does not have any “off-balance sheet arrangements” as such term is described under IFRS except for those disclosed in the mCloud Financial Statements.

(m)	Interests of Insiders. No director, officer, insider or other non-arm's length party to mCloud (or any associate or Affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of mCloud that will be effective after the Effective Date and mCloud is not a party to any agreements with non-arm's length parties.

(n)	Indebtedness of Insiders. No director, officer, insider or other non-arm's length party of mCloud is indebted to mCloud.

(o)	Indebtedness. Other than as set forth in the Public Record or in relation to the Acquisition Transaction, mCloud does not have any indebtedness for borrowed money.

(p)	Judgments and Claims:

(i)	There are no material judgments or arbitration awards unsatisfied against mCloud, or any consent decrees or injunctions to which mCloud is subject.

(ii)	mCloud has not commenced any litigation.

(iii)	mCloud is not a party to any proceedings before any Governmental Authority (whether a court of law or a regulatory body) of which it has received written notification.

(iv)	mCloud has not made nor threatened to make any Claims, nor are there any other Claims of which mCloud has received notice which pertain to mCloud or mCloud 's assets, and its knowledge, there are no other Claims in existence or threatened against the mCloud or mCloud 's assets.

(q)	Compliance with Laws and Obligations. To the best of its knowledge, mCloud is not in violation of or default in any respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under, its constating documents and, to its knowledge, mCloud is not in violation or default in any material respect under Applicable Law, in each case except to the extent such violations would not, individually or in the aggregate, be expected to result in a Material Adverse Change.

(r)	Operations. mCloud has conducted and is conducting its business and operations substantially in accordance with good industry practices.

(s)	Payments. mCloud has not, directly or indirectly:

(i)	made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or
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(ii)	made any contribution to any candidate for public office;

in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to mCloud and its operations and mCloud has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(t)	Privacy. mCloud is, and has always been since the date of its incorporation, conducting its business in compliance with all Applicable Laws governing privacy and the protection of personal information, including, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta) and comparable legislation in any Canadian province or territory other than acts of non- compliance which individually or in the aggregate are not material.

(u)	Subsidiary. [AcquisitionCo] is a wholly-owned subsidiary of mCloud.

(v)	No Material Adverse Change. There has not been any Material Adverse Change since the date of the mCloud Financial Statements and since that date there have been no material facts, transactions, events or occurrences which, to its knowledge, could have a Material Adverse Effect.

(w)	Recent Activities. Since the date of the mCloud Financial Statements:

(i)	mCloud has conducted its business only in the ordinary and normal course; and

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to mCloud has been incurred other than in the ordinary and normal course of business.

(x)	No Proceedings. No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of mCloud, no such proceeding is, to its knowledge, pending, contemplated or threatened and mCloud is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to mCloud or its securities.

(y)	Transfer Agent. AST Trust Company (Canada) at its principal office in Calgary, Alberta is the duly appointed registrar and transfer agent of mCloud with respect to the mCloud Shares.

(z)	Material Contracts. mCloud has performed all obligations required to be performed by it and is entitled to all benefits under, and is not in breach, default or violation or alleged to be in such breach, default or violation of, any Material Contract to the extent that such breaches, defaults or violations would reasonably be expected, individually or in the aggregate, to cause a Material Adverse Change. Each of the Material Contracts is in full force and effect, unamended, and to the knowledge of mCloud there exists no actual, alleged or anticipated default or event of default or event or condition which, with the giving of notice or the lapse of time would reasonably be expected, individually or in the aggregate, to cause a Material Adverse Change.
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(aa) Customer Contracts. To the knowledge of mCloud, it has performed or complied in all material respects with all of the terms, covenants and conditions of the top 10 customer contracts of mCloud as determined on a revenue basis.

(bb) Employment. mCloud has complied, and is in compliance in all material respects with all Applicable Laws relating to employment and labour matters, including relating to wages, hours of work, vacation and vacation pay, overtime pay, pay equity, occupational health and safety, human rights, workers' compensation, termination of employment and conditions of employment and there are no outstanding claims, complaints, investigations or orders under any such laws and there is no basis for such claims.

(cc) Public Record. mCloud is in material compliance with its disclosure obligations under applicable securities laws regarding the filing of documents and other information with securities commissions and stock exchanges and the dissemination of information to the public. All information and statements disseminated by mCloud to the public or set forth in documents or information filed by mCloud with any securities commissions or stock exchanges, including the Public Record, were materially true, correct and complete and did not contain any misrepresentations, as of the date of such information or statement.

(dd) Title to Assets. mCloud has good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing are referred to as the "Interest") and its Interest is free and clear of any liens, encumbrances, security interests, claims or demands, except those disclosed in the mCloud Financial Statements or in the Public Record, or those arising in the ordinary course of business (which are not material in the aggregate).

(ee) Intellectual Property.

(i)	mCloud to its knowledge, owns or possesses adequate rights to use all material Intellectual Property necessary for the business of mCloud now conducted and proposed to be conducted;

(ii)	mCloud has no knowledge of any infringement or violation of any of the rights of mCloud in the Intellectual Property; and

(iii)	to the knowledge of mCloud, the conduct of the business of mCloud does not infringe upon the patents, trademarks, licenses, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other Person.

4.	Representations and Warranties of Fulcrum Securityholders. Each of the Fulcrum Securityholders, severally and not jointly, as to themselves and their Subject Shares only and with effect as of the date hereof and as of the Effective Date (unless otherwise noted, in which case, as noted), hereby represents and warrants to mCloud and [AcquisitionCo.] that:

(a)	Share Holdings (Current Fulcrum Securityholders). In respect of each Current Fulcrum Securityholder, they are the registered and beneficial owner of Fulcrum Shares in such number as set forth opposite their name on Schedule A hereto (in each case, the "Subject Fulcrum Shares"), which, as of the Effective Date shall be free and clear of all Encumbrances, other than Encumbrances arising pursuant to the Acquisition Transaction or this Agreement. They do not own, directly or indirectly, any securities of Fulcrum or other rights to acquire any securities of Fulcrum other than their Subject Fulcrum Shares. As of the Effective Date, there shall not be any outstanding options, warrants or rights to purchase or acquire, or any other agreement restricting or otherwise relating to the voting, dividend rights or disposition of their Subject Fulcrum Shares or obligating them to transfer, or cause to be transferred, any of their Subject Fulcrum Shares that are inconsistent with this Agreement. It has the sole authority to direct the voting of their Subject Fulcrum Shares and the sole power to sell or transfer their Subject Fulcrum Shares, subject to Applicable Law and the terms of this Agreement.

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(b)	Share Holdings (Current Autopro Securityholders).

(i)	As of the date hereof, they are the registered and beneficial owner of Autopro Shares (or, directly or indirectly, shares in the Holding Companies) in such number as set forth opposite their name on Schedule A hereto (in each case, the "Subject Autopro Shares"), which, on closing of the Share Purchase Transaction, shall be free and clear of all Encumbrances, other than Encumbrances arising pursuant to the Acquisition Transaction or this Agreement. As of the date hereof, they do not own, directly or indirectly, any securities of Autopro or other rights to acquire any securities of Autopro other than their Subject Autopro Shares. On closing of the Share Purchase Transaction there shall not be any outstanding options, warrants or rights to purchase or acquire, or any other agreement restricting or otherwise relating to the voting, dividend rights or disposition of their Subject Autopro Shares or obligating them to transfer, or cause to be transferred, any of their Subject Autopro Shares that are inconsistent with this Agreement. As of the date hereof they have, and on closing of the Share Purchase Transaction they will have, the sole authority to direct the voting of their Subject Autopro Shares and the sole power to sell or transfer their Subject Autopro Shares, subject to Applicable Law and the terms of this Agreement.

(ii)	Acknowledging that immediately after closing of the Share Purchase Transaction they will no longer hold their Subject Autopro Shares but, rather, will hold Acquired Fulcrum Shares (defined in Section 6(b)(ii)), they hereby represent and warrant that as of the Effective Date they will be the registered and beneficial owner of Acquired Fulcrum Shares in such number as contemplated in Section 6(b)(ii), which shares, as of the Effective Date, will be free and clear of all Encumbrances, other than Encumbrances arising pursuant to the Acquisition Transaction or this Agreement. Immediately prior to the Closing they will not own, directly or indirectly, any securities of Autopro, Fulcrum or other rights to acquire any securities of Autopro or Fulcrum other than their Acquired Fulcrum Shares. As of the Effective Date, there shall not be any outstanding options, warrants or rights to purchase or acquire, or any other agreement restricting or otherwise relating to the voting, dividend rights or disposition of their Acquired Fulcrum Shares or obligating them to transfer, or cause to be transferred, any of their Acquired Fulcrum Shares that are inconsistent with this Agreement. As of the Effective Date they will have the sole authority to direct the voting of their Acquired Fulcrum Shares, subject to Applicable Law and the terms of this Agreement.

(c)	Organization of Fulcrum Securityholder. It is, as applicable: (i) duly organized, validly existing and in good standing under the laws of its place of organization; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(d)	Authority (as applicable).

Individuals. They are the age of majority and legally competent to execute and deliver this Agreement and the execution and delivery by them hereof and the consummation by them of the transactions contemplated hereby do not require any consent from any spouse of theirs or any other Person that has not been validly obtained.

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(i)	Fulcrum Securityholders that are not individuals. It has the requisite power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Fulcrum Securityholder.

(e)	Enforceability. This Agreement has been duly and validly executed and delivered by them, and all other documents executed and delivered pursuant hereto will, when executed and delivered, be duly authorized, executed and delivered by them, and this Agreement is, and each such document will be, enforceable against them in accordance with their terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies

(f)	No Claims. On behalf of themselves and each of their successors, assigns, heirs, administrators and legal representatives (in each case, the subject Fulcrum Securityholder and such other Persons being individually a "Releasor" and collectively the "Releasors"), it confirms that Releasors have no claims, demands or causes of action (whether absolute or contingent, asserted or unasserted, primary or secondary, or direct or indirect) against Fulcrum or Autopro, any of their respective predecessors, any of the respective current or former shareholders, directors, officers or employees, or agents or Affiliates of any of them (collectively, the "Releasees").

(g)	No Conflict. The execution and delivery of this Agreement by them does not, and the consummation of the Amalgamation and compliance with the provisions of this Agreement by them will not conflict with or result in any breach, violation of or default (with or without notice or lapse of time or both) under, any provision of:

(i)	their organizational, governing documents or directors’ or shareholders’

resolutions or the equivalent documents, as applicable;

(ii)	any judgment, decree, order, statute, rule or regulation applicable to them or their assets;

(iii)	any loan or credit agreement, bond, mortgage, indenture, lease, or other Contract or instrument applicable to them; or

(iv)	any Applicable Law.

(h)	No Voting Agreements: It is not a party to or the subject of any voting trust agreement, or other Contract, commitment, plan, or understanding restricting voting rights of their Subject Shares.

(i)	Consents and Approvals. No consent or order of, registration, declaration or filing with, or Permit from, any Governmental Authority or Third Party is required by or with respect to them in connection with the execution and delivery of this Agreement by them or the consummation of the Amalgamation.

(j)	Litigation. There is no litigation, proceeding or investigation in progress or filed or, to their knowledge, threatened against or affecting them that could adversely affect the ability to complete the Amalgamation or their ability to otherwise observe and comply with their obligations under this Agreement or that questions the validity or enforceability of this Agreement.
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(k)	Residency. They are not a non-resident of Canada for purposes of the Income Tax Act

(Canada).

(l)	Bankruptcy. They are not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and have not made an assignment in favour of their creditors or a proposal in bankruptcy to their creditors or any class thereof, and no petition for a receiving order has been presented in respect of them. They have not initiated proceedings with respect to a compromise or arrangement with their creditors. No receiver or interim receiver has been appointed in respect of them or any of their undertakings, property or assets and no execution or distress has been levied on any of their undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

(m)	Independent Legal Advice. They have either obtained individual legal advice or waived their opportunity to do so in respect of the transactions contemplated by this Agreement and its rights and obligations hereunder.

5.	Release and Waiver.

(a)	Release. Subject to Closing occurring, each Fulcrum Securityholder on behalf of itself and each of its Releasors hereby irrevocably releases and forever discharges the Releasees, from all actions, causes of action, suits, claims, demands, liabilities or obligations whatsoever, in law or in equity (in this Section 5, collectively "Claims"), of, by or in favor of them, which any Releasor ever had, now has, or hereafter shall or may have relating to Fulcrum or Autopro, as applicable, solely as such Claim relates to their Subject Shares or their status as a securityholder of Fulcrum or Autopro, as applicable, or otherwise relating to their relationship with Fulcrum or Autopro, as applicable, whether known or unknown, contingent or accrued with respect to the period prior to and through the Effective Date. However, nothing in this Agreement shall be deemed to release or waive (and each Releasor retains in full) (a) any rights or claims that may arise under this Agreement or that may arise under any other agreement or instrument delivered pursuant to or in connection with this Agreement; (b) any claim that by law cannot be released or waived; and (c) any claim for indemnification made by them in their capacity as a director, officer or agent of Fulcrum or Autopro, as applicable, in connection with any indemnification agreement by and between them and Fulcrum or them and Autopro, as applicable, or similar indemnification commitment or obligation owed to them under the terms of Fulcrum's or Autopro's, as applicable, charter, bylaws or similar organizational document.

(b)	No Commencement of Released Claims. Each Fulcrum Securityholder, on behalf of themselves and each of their Releasors, agrees, effective upon the date hereof and to the fullest extent permitted by law, not to commence, aid, prosecute or cause to be commenced or prosecuted, directly or indirectly, any action or other proceeding based upon any of the Claims which are released under the terms of this Section 5.

(c)	No Assignment. Each Fulcrum Securityholder, on behalf of themselves and each of their Releasors, (a) represents and warrants that they have not assigned; and (b) covenants that they will not assign, to any other Person, any Claim or potential Claim released above against the Releasees.

6.	Covenants and Confirmations.
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(a)	No Transfer. Each Fulcrum Securityholder hereby agrees that, other than pursuant to the Acquisition Transaction, they shall not (i) grant any proxies or enter into any voting trust or other agreement with respect to the voting of any of their Subject Shares or (ii) sell, assign, transfer, pledge, encumber, hypothecate or otherwise dispose of (including by consolidation or otherwise by operation of law), or enter into any option or other agreement with respect to the direct or indirect sale, assignment, transfer, pledge, encumbrance, hypothecation or other disposition of, any of their Subject Shares, and any such purported sale, assignment, transfer, pledge, encumbrance, hypothecation or other disposition shall not be recognized or recorded by Fulcrum or Autopro, as applicable, and shall be void.

(b)	Tender of Fulcrum Shares and Issuance of mCloud Shares. On:

(i)	Closing, each Current Fulcrum Securityholder acknowledges that their Subject Fulcrum Shares will be cancelled and, as a result thereof, they shall receive that number of fully paid and non-assessable mCloud Shares calculated as follows:

(Number of Fulcrum Shares held by such Current Fulcrum Securityholder immediately prior to Closing) * (60,000,000) / 125,000,000; and

(ii)	closing of the Share Purchase Transaction, each Current Autorpo Securityholder acknowledges that their Subject Autopro Shares will be acquired by Fulcrum and, in consideration therefor, the Current Autopro Securityholder will receive, in part, Fulcrum Shares and, in turn, on Closing, those Fulcrum Shares it will have acquired ("Acquired Fulcrum Shares") will be cancelled and, as a result thereof, they shall receive that number of fully paid and non-assessable mCloud Shares calculated as follows:

(Number of Acquired Fulcrum Shares held by such Current Autopro Securityholder) * (60,000,000) / 125,000,000;

provided that, in all cases, no fractional mCloud Shares will be issued and, in lieu of any fractional entitlement, the number of mCloud Shares to be issued to any Fulcrum Securityholder shall be rounded up or down to the next whole number.

(c)	Surrender of Certificates. Each Fulcrum Securityholder covenants that at Closing they shall, if and to the extent so instructed by mCloud, surrender the share certificate(s) for their Subject Fulcrum Shares or Acquired Fulcrum Shares, as applicable, to mCloud or as instructed by mCloud. Failing any such instruction, each Fulcrum Securityholder may, after Closing, surrender the share certificate(s) for their Subject Fulcrum Shares or Acquired Fulcrum Shares, as applicable, to the Depositary. Upon any such surrender, the Fulcrum Securityholder shall be entitled to receive share certificate(s) representing the number of mCloud Shares to which they entitled hereunder.

(d)	Stale Certificates. Each Fulcrum Securityholder acknowledges and covenants that any certificate formerly representing Fulcrum Shares which is not surrendered at Closing or, failing which, deposited with the Depositary on or prior to the 4th anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever.

(e)	Ceasing as Fulcrum Securityholder. Each Fulcrum Securityholder hereby acknowledges that, effective on Closing, they shall cease to be a holder of Fulcrum Shares and shall be deemed to be a registered holder of mCloud Shares to which they are entitled hereunder.
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(f)	Amalgamation Resolution. Each Fulcrum Securityholder hereby confirms that they either already have or, if not already, that they do now agree to the Amalgamation Resolution and, as such, if not already, will execute same without delay.

(g)	Appraisal Rights. Each Fulcrum Securityholder hereby, on behalf of themselves and each of their Releasors, irrevocably waives and covenants not to exercise any and all dissenter rights which they might otherwise be entitled to exercise under Applicable Law in relation to the Acquisition Transaction or the Amalgamation Resolution.

(h)	Escrow Restrictions. Each Fulcrum Securityholder hereby acknowledges, and covenants to, the following voluntary escrow restrictions regarding the mCloud Shares it is to receive under the Amalgamation:

(i)	34% of the mCloud Shares shall become free trading on the date that is 6 months following the Effective Date;

(ii)	33% of the mCloud Shares shall become free trading on the date that is 12 months following the Effective Date; and

(iii)	33% of the mCloud Shares shall become free trading on the date that is 18 months following the Effective Date;

provided that:

(iv)	such trading restrictions will not apply to share transfers among the Current Autopro Securityholders, or to any person who, as at Closing, is employed by, or who is an independent contractor to, Autopro or (if at Closing that person was an employee or independent contractor of Autopro) mCloud or Fulcrum; and

(v)	for a period of 24 months from the Effective Date, in order to preserve an orderly market in mCloud Shares on the TSXV, in respect of any permitted trades of mCloud Shares, subject to the above escrow restrictions, mCloud shall be provided 15 days’ prior written notice to secure a potential buyer for the mCloud Shares before they are traded on the TSXV or on any other market.

(i)	Securityholder Representative. Each Fulcrum Securityholder hereby appoints the Principal Vendors, on a joint and several basis, as its representatives and agents to receive the mCloud Shares they are entitled to hereunder. Each Fulcrum Securityholder hereby agrees to indemnify, defend and hold harmless the Principal Vendors from and against any and all loss, liability or expense (including the reasonable fees and expenses of counsel) arising out of or in connection with any act or failure to act of the Principal Vendors hereunder, except to the extent that such loss, liability or expense is finally adjudicated to have been primarily caused by the gross negligence or willful misconduct of the Principal Vendors.

(j)	mCloud Covenants. mCloud hereby agrees to, after Closing:

(i)	obtain and maintain errors and omissions professional liability insurance for a 10 year period commencing on closing of the Share Purchase Tranaction with “Full Retroactive Coverage” and with Autopro listed as an insured former firm; and

(ii)	cause Fulcrum, in connection with the purchase of Subject Autopro Shares by it from any Current Autopro Securityholder, if and as requested by such Current Autopro Securityholder, jointly elect with the Current Autopro Securityholder pursuant to the provisions of subsection 85(1) of the Income Tax Act (and, if applicable, the corresponding provisions of any provincial or territorial tax legislation) in the form prescribed for such purposes and within the time limits set out therefor in subsection 85(6) of the Income Tax Act, and in that election shall agree to such amount in respect of the Current Autopro Securityholder’s Subject Autopro Shares (that are within the limits set out in subsection 85(1) of the Income Tax Act) as the Current Autopro Securityholder specifies, provided that Fulcrum’s sole obligation pursuant to this section shall be to sign the requisite election forms and all ancillary documentation without amendment in the form submitted to Fulcrum by the Current Autopro Securityholder and return such election forms and ancillary documents to the Current Autopro Securityholder within 30 days after receipt thereof from the Current Autopro Securityholder.
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7.	Further Assurances. From time to time, at the request of another Party and without further consideration, each Party shall take such further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

8.	General Provisions.

(a)	Conditional Obligation. Each Fulcrum Securityholder agrees and acknowledges that the Closing is conditional on the successful closing of the Share Purchase Transaction and the satisfaction or waiver of all conditions to the Amalgamation as set forth in the Amalgamation Agreement.

(b)	Survival of Representations, Warranties and Covenants. The representations and warranties contained herein, and the covenants contained herein to the extent they are to be performed from and after Closing, shall survive the closing of the Amalgamation and the transactions contemplated by this Agreement.

(c)	Assignment and Binding Effect. No Party shall assign, transfer or otherwise dispose of its interests in or under this Agreement without the prior written consent of the other Parties.

(d)	Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by email or overnight courier service and shall be deemed given when so delivered by hand, or after one business day in the case of overnight courier service or, if emailed, on the day confirmation of successful email transmission is obtained by the sender thereof.

(e)	Amendment. No amendment of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties.

(f)	Waivers. At any time prior to the Closing, a Party may, to the extent legally permitted: (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties by the other Parties contained herein or in any document delivered pursuant hereto; and (c) waive performance of any of the covenants or agreements of the other Parties contained herein or in any document delivered pursuant hereto, or satisfaction of any of the conditions that are for the waiving Party's benefit. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.
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(g)	Governing Law; Jurisdiction and Venue. This Agreement shall in all respects be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein, and each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of Province of Alberta and all courts competent to hear appeals therefrom.

(h)	No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the Parties, and their respective successors and permitted assigns, and they shall not be construed as conferring, and are not intended to confer, any rights on any other Person.

(i)	Interpretation. The headings contained herein and in any Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part hereof as if set forth in full herein. For all purposes of this Agreement, unless otherwise specified herein, (i) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be construed to include the other gender as the context requires; (ii) the terms "hereof" and "herein" and words of similar import shall be construed to refer to this Agreement as a whole (including all the Schedules) and not to any particular provision of this Agreement; (iii) all references herein to "$" or dollars shall refer to Canadian dollars; and (iv) the words "include," "includes" and "including," when used herein, shall be deemed in each case to be followed by the words "without limitation". Each representation, warranty, covenant and agreement contained herein shall have independent significance. Accordingly, if any representation, warranty, covenant or agreement contained herein is breached, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) shall not detract from or mitigate the breach of the first representation, warranty, covenant or agreement. Except to the extent a shorter time period is expressly set forth herein for a particular cause of action, actions hereunder may be brought at any time prior to the expiration of the longest time period permitted by Applicable Law.

(j)	Severability. If the whole or any portion of this Agreement or its application to any circumstance is held invalid or unenforceable, the remainder of this Agreement or its application to any circumstance other than that to which it has been held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable, to the fullest extent permitted by Applicable Law.

(k)	Counterparts; Electronic Signatures and Delivery. This Agreement may be executed in one or more counterparts, by either manual or electronic signature, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart and such counterparts may be delivered by the Parties via facsimile or electronic transmission

(l)	Expenses. The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

(m)	Termination. It is understood and agreed that the respective rights and obligations hereunder of the Parties shall cease and this Agreement shall terminate if and when (a) this Agreement is terminated by the mutual written agreement of the Parties hereto, effective as of the date of such termination; or (b) the Share Purchase Agreement and/or Amalgamation Agreement is terminated in accordance with its respective terms, effective as of the date of such termination. In the event of termination of this Agreement, this
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Agreement shall forthwith be of no further force and effect, except Section 8(l) and this Section 8(m), which provisions shall survive the termination of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

UNIVERSAL mCLOUD CORP

Per:
Name:
Title:

[Signature Page to Securityholder Agreement]

By signing below, the undersigned Fulcrum Securityholders hereby acknowledge that it/he/she has read in full and understands this Agreement and acknowledges and accepts its/his/her rights and obligations hereunder and knowingly and voluntarily intends to be legally bound accordingly:

Witness	Name:

Witness	Name:

Witness	Name:

Witness	Name:

Witness	Name:

[INSERT NAME OF HOLDCO]

Per:
Name:
Title

[INSERT NAME OF HOLDCO]

Per:
Name:
Title

[INSERT NAME OF HOLDCO]

Per:
Name:
Title

[INSERT NAME OF HOLDCO]

Per:
Name:
Title

[Signature Page to Securityholder Agreement]

Schedule A

Shares held in Fulcrum
Current Fulcrum Securityholders	Securityholder’s Address	Number and Type of Fulcrum Shares
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]

Shares held in Autopro
Current Autopro Securityholders	Securityholder’s Address	Number and Type of Autopro Shares
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]
[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]

[●]	[●] [●] Attn: [●] E-mail: [●] Facsimile: [●]	[●]

Schedule B

Definitions

"Affiliates" means, in respect of a Person, any other Person which controls or is controlled by such Person, or which is controlled by a Person who controls such other Person, and "control" or any derivative thereof means the power to direct or cause the direction, other than by way of security, of the management and policies of the other Person, whether directly or indirectly, through one or more intermediaries or otherwise, and whether by virtue of the ownership of shares or other equity interests, the holding of voting rights or contractual rights, or partnership interests or otherwise. For certainty, a partnership which is comprised of corporations which are Affiliates, as described above, shall be deemed to be an Affiliate of each such corporation and its other Affiliates.

"Applicable Law" means, in relation to any Person, transaction or event, all applicable laws, statutes, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings or awards, and conditions of any grant of approval, permission, certification, consent, registration, authority or licence by any governmental authority, by which such Person is bound or having application to the transaction or event in question.

"Autopro Shares" means the shares in the capital of Autopro.

"Claims" means, in relation to any Person, any and all claims, actions, liens, demands, lawsuits, suits, judgements, awards, decrees, determinations, adjudications, orders or actions by any Governmental Authority, proceedings, arbitrations, mediations or hearings of every kind, nature or description brought against or suffered, sustained or incurred by such Person, in each case whether based on contract, tort, statute or other legal or equitable theory of recovery.

"Closing" means the completion of the Amalgamation.

"Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option or other commitment or undertaking, whether written or oral.

"Depositary" means such agent as may be designated by mCloud for the purpose of receiving the deposit of certificates formerly representing Fulcrum Shares.

"Effective Date" means the date on which the Articles of Amalgamation to effect the Amalgamation are filed with the Registrar of Corporations for the Province of Alberta duly appointed under the Business Corporations Act (Alberta).

"Encumbrances" means any lien, charge, mortgage, security interest, pledge, hypothecation or other encumbrance of any kind.

"Fulcrum Shares" means the common shares in the capital of Fulcrum.

"Governmental Authority" means any: (i) federal, national, provincial, territorial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, tribunal, commission or body exercising judicial, quasi- judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over Fulcrum, the Fulcrum Securityholders, the Fulcrum Shares, mCloud, [AcquisitionCo], the mCloud Shares, the Acquisition Transaction or the transactions contemplated by this Agreement.

"Holding Companies" means Online Instrumentation Ltd., R.W. Beattie Holdings Ltd., Wayforward Technologies Inc. and 1032614 Alberta Ltd., being holders of securities in Autopro;

"IFRS" means international financial reporting standards (IFRS) for public companies in Canada published by the Chartered Professional Accountants of Canada from time to time, as in effect on the date of any statement, report, or determination that purports to be, or is required to be, prepared or made in accordance with IFRS, and all references herein to financial statements prepared in accordance with IFRS shall mean in accordance with IFRS consistently applied throughout the periods to which reference is made.

"Intellectual Property" means, in respect of a Party: (i) any trademarks, trade names, business names, brand names, domain names, website names and world wide web addresses, service marks, logos, computer software, computer programmes, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulae, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor, (iii) other intellectual or industrial property, domestic or foreign, in each case, owned or used by the Party, and (iv) various formulae, spread sheets, parts lists, interchange lists and similar information which the Party has developed for its sole use and which are considered by the Party to be proprietary.

"Material Adverse Change" or "Material Adverse Effect" means, with respect to mCloud, any event, change, or effect that is, or would reasonably be expected to be, materially adverse to the business, operations, assets, cash flow, liabilities, capitalization, condition (financial or otherwise) or prospects of mCloud and its operations, taken as a whole, other than any event, change or effect relating to or resulting from: (i) general economic, financial, currency exchange, or securities prices in Canada or elsewhere including conditions in U.S., European or global capital, credit or financial markets generally;

(ii) acts of God, calamities, national or international political or social conditions, including the engagement of hostilities by or with any other country which have commenced or worsened after the date hereof; or (iii) any action or inaction taken by mCloud that is made at the request of the other Parties in writing or that is consented to by the other Parties in this Agreement or expressly in writing;

"Material Contract" means, in respect of mCloud, a Contract defined as a 'material contract' in mCloud's Public Record under applicable Canadian securities laws or otherwise referred to in mCloud’s Public Record as a contract to which mCloud is a party;

"mCloud Financial Statements" means the audited comparative consolidated financial statements of mCloud as at and for the year ended December 31, 2017 and 2018, in each case together with the notes thereto and, where applicable, the auditors' report thereon.

"Permit" means permits, licenses, approvals and authorizations issued or granted by Governmental Authorities or pursuant to Applicable Law.

"Person" means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited or unlimited liability company, trust, bank, trust company, land trust, business trust or other entity or organization.

"Public Record" means all information filed by mCloud since December 31, 2016 with any securities commission or similar regulatory authority in Canada in compliance, or intended compliance, with any applicable securities laws.

"Subject Shares" means, with respect to a Current Fulcrum Securityholder, their Subject Fulcrum Shares, or with respect to a Current Autopro Securityholder, either their Subject Autopro Shares (if the reference pertains to a time before or on the closing of the Share Purchase Transaction) or Acquired Fulcrum Shares (if the reference pertains to a time after the closing of the Share Purchase Transaction).

"Third Party" means a Person other than the Parties and their respective representatives.

"TSXV" means the TSX Venture Exchange.